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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM U-3A-2

          STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-
   3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         Dynegy Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption pursuant to Rule 2 from the provisions of the Public Utility Holding Company Act of 1935 (the "ACT"), except section 9(a)(2) of the Act, by operation of section 3(a)(1) of the Act, 15 U.S.C. ss. 79c(a)(1), and submits the following information:

1. Name, state of organization, location, nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator
         (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

         See attached Appendix I.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of the State.

         Claimant

         Claimant, through its wholly owned subsidiary Illinova Corporation, an Illinois corporation and a public utility holding company ("ILLINOVA"), owns public utility companies or public utility assets as defined under the Act. All of Claimant's activities as a holding company as defined within section 2(a)(7) of the Act pertain to Illinois public utility operations -- the public utility operations conducted by a subsidiary of Illinova pursuant to its exemption under section 3(a)(1) of the Act. All of Claimant's public utility assets are located in the State of Illinois. Claimant also owns various non-public utility generating facilities, including some facilities located in the State of Illinois, the electric energy generated by which generally is sold pursuant to third-party contracts or otherwise into the wholesale market.

         Illinova

         Illinova, through one of its subsidiaries, owns public utility companies or public utility assets as defined under the Act. Illinova is exempt from all provisions of the Act except section 9(a)(2) by virtue of section 3(a)(1) of the Act. Illinova and the public utility subsidiary company from which it derived a material part of its income in the calendar year 2002 are predominantly

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intrastate in character and conduct their business substantially within the
State of Illinois; Illinova Corporation, HCAR No. 8305 (May 18, 1994) (approving formation of Illinova and exemption under section 3(a)(1) of the Act). All of Illinova's public utility assets are located in the State of Illinois.

         One wholly owned subsidiary of Illinova operated as a public utility company or owned public utility assets during all or part of the calendar year 2002 -- Illinois Power Company, an Illinois corporation ("ILLINOIS POWER").

         Illinois Power is a wholly owned subsidiary of Illinova. Illinois Power is an electric and natural gas public utility company that owns electric generation, transmission and distribution facilities and natural gas distribution facilities located in the State of Illinois. Illinois Power provides retail electric service and retail natural gas service to customers located throughout Illinois. Illinois Power's retail operations are subject to the jurisdiction of the Illinois Commerce Commission and its wholesale sales of electricity are subject to the jurisdiction of the Federal Energy Regulatory Commission. Illinois Power also owns approximately 1,672 miles of transmission facilities located in the State of Illinois. These facilities are interconnected with several electrical utility companies in the midwestern region of the United States. Illinois Power has previously announced an agreement to sell these transmission facilities, subject to receipt of required regulatory approvals (including approvals from the SEC under the Act and from the FERC) and other closing conditions. Illinois Power also owns a fifty percent (50%) interest in three diesel combustion turbines with a combined net capacity of 5.25 MW located in Bloomington, Illinois. These three turbines are occasionally utilized for peaking power by Illinois Power.

 3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies.

         (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

               Illinois Power had electric energy sales (at retail or wholesale) of approximately 19,144,000,000 Kwh and distributed approximately 54,000,000 Mcf. of natural gas at retail.

         (b) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

               Illinois Power did not distribute electrical energy or natural or manufactured gas at retail outside the State of Illinois.

         (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized or at the state line.

               Illinois Power sold approximately 1,403,751 Kwh of electric energy at wholesale outside the State of Illinois. Illinois Power had no sales of natural or manufactured gas at wholesale outside the State of Illinois.

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         (d)   Number of Kwh. of electric energy and Mcf. of natural or
               manufactured gas purchased at wholesale outside the state in which each such company is organized or at the state line.

               Illinois Power purchased approximately 1,637,021,865 Kwh of electric energy at wholesale outside the State of Illinois. Illinois Power purchased approximately 48,901,000 Mcf of natural or manufactured gas at wholesale outside the State of Illinois.

4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company. For purposes of this Form U-3A-2, capital invested reflects property, plant and equipment prior to subtracting depreciation for all facilities owned, operated or under construction by Claimant. Amounts reflect those associated with Claimant's economic interest in the EWG or foreign utility company.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period. For purposes of this Form U-3A-2, capitalization represents capital invested by Claimant for 2002 less capital invested by Claimant for 2001. Amounts reflect those associated with Claimant's economic interest in the EWG or foreign utility company.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Dynegy Holdings Inc., a Delaware corporation and wholly owned subsidiary of Claimant ("DYNEGY HOLDINGS"), and Illinova Generating Company, an Illinois corporation and

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wholly owned subsidiary of Illinova ("ILLINOVA GENERATING"), own direct or indirect interests in the following EWGs and foreign utility companies, as more fully set forth below:/1/

4.1      Bluegrass Generation Company, L.L.C., LaGrange, Kentucky

         A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:              Bluegrass Generation Company, L.L.C.
               Address:                  Attn: Business Manager
                                         1000 Louisiana
                                         Suite 5800
                                         Houston, TX 77002
               Location:                 3095 Commerce Parkway
                                         LaGrange, KY 40031
               Facility:                 500 MW (nominal) natural gas fired
                                         peaking facility

         B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 100% indirectly of Bluegrass Generation Company, L.L.C., a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Bluegrass Generation, Inc., a Delaware corporation. Bluegrass Generation, Inc. owns 100% directly of Bluegrass Generation Company, L.L.C.

         C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

                     Capital Invested:         Approximately US $194,011,473
                     Guarantee:                None
                     Other Obligations:        None

----------------

     /1/ All entities owned by claimant that achieved EWG status during the year 2002 are listed herein and the information provided for each such entity is not prorated from the effective date of EWG status.

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         D.    Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Capitalization:         Approximately US $30,274,543
               Earnings:               Approximately US $(4,712,592)

         E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

               The EWG entered into a Base Contract for Short-Term Sale and Purchase of Natural Gas with Dynegy Marketing and Trade dated February 1, 2002, which provides for the purchase and sale of gas on a firm or interruptible basis. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated February 1, 2002, which provides for the purchase and sale of electric capacity or energy on a firm or interruptible basis. The EWG entered into an Energy Management Agreement with Dynegy Marketing and Trade and Dynegy Power Marketing, Inc. dated July 15, 2002 regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into a Long-Term Maintenance and Parts Agreement with Dynegy Parts and Technical Services, Inc. dated July 15, 2002 regarding the purchase and sale of certain parts and services at negotiated prices. The EWG entered into an Operation Maintenance Agreement with Dynegy Operating Company dated July 15, 2002, to receive services for operating, repairing and maintaining the facility for a fee. The EWG entered into an Administrative Services Agreement with Dynegy Power Management Services, L.P. on July 15, 2002 for business management and accounting services for a fee.

4.2      Cabrillo Power I LLC, Carlsbad, California

         A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:             Cabrillo Power I LLC
               Address:                 Attn: Business Manager
                                        1000 Louisiana
                                        Suite 5800
                                        Houston, TX 77002
               Location:                4600 Carlsbad Boulevard
                                        Carlsbad, CA 92008
               Facility:                965 MW natural gas and/or fuel-oil fired
                                        peaking facility

         B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 50% indirectly of Cabrillo Power I LLC, a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns 100% directly of Cabrillo Power I LLC.

         C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the

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               holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Capital Invested:          Approximately US $195,665,683
               Guarantee:                 Approximately US $27,625,000, subject
                                          to setoff rights and reimbursement
                                          rights
               Other Obligations:         None

         D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Capitalization:            Approximately US $8,081,699
               Earnings:                  Approximately US $247,708

         E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

               The EWG entered into an Energy Management Agreement, Power Purchase Agreement and Natural Gas Sales Agreement with Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) and Dynegy Marketing and Trade regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Administrative Services Agreement with West Coast Power LLC dated June 30, 1999 which provides for business management and accounting services for a fee equal to the sum of hourly labor costs, an agreed profit margin, and cost and expenses. The EWG entered into an ISDA Master Agreement with Dynegy Marketing and Trade dated May 20, 1999, regarding the management and exchange of electrical energy and natural gas trading risk, the revenues of which are subject to variance and may be negative or positive. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated June 1, 2001, which provides for the purchase and sale of electric capacity or energy on firm or interruptible basis.

4.3      Cabrillo Power II LLC, Southern California (multiple locations)

         A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:               Cabrillo Power II LLC
               Address:                   Attn: Business Manager
                                          1000 Louisiana
                                          Suite 5800
                                          Houston, TX 77002

               Locations and Facilities:

               (i) Division Street Combustion Turbine 3200 Harbor Drive San Diego, CA 92113

                     Facility: 13 MW fuel-oil fired peaking facility

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               (ii)   El Cajon Combustion Turbine 800 West Main Street El Cajon,
                      CA 92020

                      Facility: 13 MW natural gas and/or fuel-oil fired peaking facility

               (iii) Kearny Combustion Turbines-Kearny Unit One 5460 Overland Road San Diego, CA 92123

                      Facility: 15 MW natural gas and/or fuel-oil fired peaking facility

               (iv) Kearny Combustion Turbines-Kearny Power Block Two and Kearny Power Block Three 5459 Complex Street San Diego, CA 92123

                      Facility: 112 MW natural gas and/or fuel-oil fired peaking facility

               (v) Miramar Combustion Turbines 6897 Consolidated Way San Diego, CA 92121

                      Facility: 33 MW natural gas and/or fuel-oil fired peaking facility

               (vi) Naval Station Combustion Turbine U.S. Naval Station, Building 3247 Surface Navy Boulevard San Diego, CA 92136

                      Facility: 20 MW natural gas and/or fuel-oil fired peaking facility

               (vii) Naval Training Center Combustion Turbine U.S. Marine Corps Recruit Depot Building 566, Neville Road San Diego, CA 92133

                      Facility: 13 MW natural gas and/or fuel-oil fired peaking facility

               (viii) North Island Combustion Turbine (Unit One and Two) North
                      Island Naval Air Station, Building 370, Rogers Street and Quay Road Coronado, CA 92135

                      Facility: 34 MW natural gas and/or fuel-oil fired peaking facility

         B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 50% indirectly of Cabrillo Power II LLC, a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns 100% directly of Cabrillo Power II LLC.

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         C.    Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Capital Invested:           Approximately US $35,375,293
               Guarantee:                  Approximately US $27,625,000, subject
                                           to setoff rights and reimbursement
                                           rights
               Other Obligations:          None

         D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Capitalization:             Approximately US $334,961
               Earnings:                   Approximately US $(13,246,868)

         E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

               The EWG entered into an Energy Management Agreement, Power Purchase Agreement and Natural Gas Sales Agreement with Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) and Dynegy Marketing and Trade regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Administrative Services Agreement with West Coast Power LLC dated June 30, 1999 for business management and accounting services at a fee equal to the sum of hourly labor costs, an agreed profit margin, and cost and expenses. The EWG entered into an ISDA Master Agreement with Dynegy Marketing and Trade dated May 20, 1999, regarding the management and exchange of electrical energy and natural gas trading risk, the revenues of which are subject to variance and may be negative or positive. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated June 1, 2001, which provides for the purchase and sale of electric capacity or energy on a firm or interruptible basis.

4.4      Calcasieu Power, LLC, Sulphur, Louisiana

         A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:                Calcasieu Power, LLC
               Address:                    Attn: Business Manager
                                           1000 Louisiana
                                           Suite 5800
                                           Houston, TX 77002
               Location:                   1519 Davison Road
                                           Sulphur, LA 70665

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               Facility:                      320 MW (nominal) natural gas fired
                                              peaking facility

         B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 100% indirectly of Calcasieu Power, LLC a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Calcasieu Power, Inc., a Delaware corporation and Parish Power, Inc., a Delaware corporation. Calcasieu Power, Inc. owns 99% directly of Calcasieu Power, LLC and Parish Power, Inc. owns 1% directly of Calcasieu Power, LLC.

         C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Capital Invested:              Approximately US $13,575,495
               Guarantee:                     None
               Other Obligations:             None

         D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Capitalization:                Approximately US $(1,005,906)
               Earnings:                      Approximately US $(7,197,619)

         E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

               The EWG entered into an Energy Management Agreement dated July 15, 2002 with Dynegy Power Marketing, Inc. and Dynegy Marketing and Trade regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Administrative Services Agreement dated July 15, 2002 with Dynegy Power Management Services, L.P. for business management and accounting services at a fee equal to the sum of hourly labor costs, an agreed profit margin, and costs and expenses. The EWG entered into a Long-Term Maintenance and Parts Agreement dated July 15, 2002 with Dynegy Parts and Technical Services, Inc. regarding the purchase and sale of certain parts

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               and services at negotiated prices. The EWG entered into an
               Operation and Maintenance Agreement dated July 15, 2002 with Dynegy Operating Company, to receive services for operating, repairing and maintaining the facility for a fixed monthly fee and a performance bonus, reviewed and adjusted on an annual basis. The EWG entered into a Power Purchase Agreement with Dynegy Power Marketing, Inc. dated May 25, 2000 pursuant to which Dynegy Power Marketing, Inc. purchases electric energy and related products from the EWG at contractually stipulated fixed prices.

4.5      Commonwealth Atlantic Limited Partnership, Fairfax, Virginia

         A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:            Commonwealth Atlantic Limited Partnership
               Address:                Attn: Chickahominy River Energy Corp.,
                                       Managing General Partner
                                       2500 Fair Lakes Circle,
                                       Suite 200
                                       Fairfax, VA 22033
               Location:               2837 South Military Highway
                                       Chesapeake, VA 23323
               Facility:               340 MW natural gas and/or fuel-oil fired
                                       peaking facility

         B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 50% indirectly of Commonwealth Atlantic Limited Partnership, a Virginia limited partnership. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Dynegy N.A. Ventures, Inc., a Delaware corporation. Dynegy N.A. Ventures, Inc. owns 100% directly of Chesapeake Power, Inc., a New York corporation. Chesapeake Power, Inc. owns 100% directly of James River Energy Corp., a Virginia corporation. James River Energy Corp. owns 50% of Commonwealth Atlantic Limited Partnership.

         C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Capital Invested:       Approximately US $63,405,421
               Guarantee:              None
               Other Obligations:      None

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    D.  Capitalization and earnings of the EWG or foreign utility company during the reporting period:

        Capitalization:       Approximately US $4,971
        Earnings:             Approximately US $1,560,419

    E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

        None

4.6 Dynegy Danskammer, L.L.C., Newburgh, New York

    A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

        Name of EWG:          Dynegy Danskammer, L.L.C.
        Address:              Attn: Business Manager
                              1000 Louisiana
                              Suite 5800
                              Houston, TX 77002
        Location:             994 River Road
                              Newburgh, NY 12550
        Facility:             130 MW (nominal) natural gas and/or fuel-oil fired
                              peaking facility
                              370 MW (nominal) coal and/or natural gas fired base load facility

    B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

        Claimant owns 100% indirectly of Dynegy Danskammer, L.L.C., a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Dynegy Northeast Generation, Inc., a Delaware corporation. Dynegy Northeast Generation, Inc. owns 100% directly of Hudson Power, L.L.C., a Delaware limited liability company. Hudson Power, L.L.C. owns 100% directly of Dynegy Danskammer, L.L.C.

    C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of

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        the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

        Capital Invested:     Approximately US $397,664,010
        Guarantee:            Approximately US $299,693,868
        Other Obligations:    None

    D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

        Capitalization:       Approximately US $19,454,547
        Earnings:             Approximately US $(111,576,185)

    E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

        The EWG entered into a Coal Agency Agreement with Dynegy Coal Trading & Transportation, L.L.C. pursuant to which Dynegy Coal Trading & Transportation, L.L.C. negotiates all purchases and deliveries of coal used by the EWG in the generation of electricity. A management fee per ton delivered is assessed as compensation for this service.

        The EWG entered into a Gas Purchase and Sales Agreement with Dynegy Marketing and Trade pursuant to which the EWG purchases at prevailing market rates and receives from Dynegy Marketing and Trade all the gas used by the EWG to generate electricity.

        The EWG entered into a Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. pursuant to which Dynegy Power Marketing, Inc. purchases electric energy and related products from the EWG at contractually stipulated fixed prices.

        The EWG is a party to a Transitional Power Agreement with Central Hudson Gas and Electric Corporation pursuant to which the EWG supply power and ancillary services to Central Hudson at contractually stipulated fixed prices.

        The EWG entered into a Energy Management Agreement with Dynegy Marketing and Trade, Dynegy Power Marketing, Inc., and Dynegy Coal Trading & Transportation, L.L.C. dated January 31, 2001 whereby the EWG has appointed Dynegy Marketing and Trade, Dynegy Power Marketing, Inc. and Dynegy Coal Trading & Transportation, L.L.C. as its energy managers to receive and purchase electric energy, capacity and related products from the EWG; to sell and deliver all natural gas required to fuel the EWG; and to negotiate the procurement of all coal required to fuel the EWG.

4.7 Dynegy Midwest Generation, Inc., Illinois (multiple locations)

    A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

        Name of EWG:          Dynegy Midwest Generation, Inc.
        Address:              Attention: Business Manager

                             1000 Louisiana
                             Suite 5800
                             Houston, Texas 77002

    Locations and Facilities:

    (i)   Hennepin Power Station
          R.R. #1, Box 200AA
          Power Plant Road
          Hennepin, IL 61327

          Facility: 289 MW coal/natural gas fired base load facility

    (ii)  Oglesby Gas Turbine Plant
          State Highway 351
          Oglesby, IL 61348

          Facility: 60 MW fuel oil/natural gas fired peaking facility

    (iii) Wood River Power Station
          #1 Chessen Lane
          Alton, IL 62002

          Facility: 607 MW coal/natural gas fired base load and peaking facility

    (iv)  Stallings Gas Turbine Plant
          State Highway 162
          Granite City, IL 62040

          Facility: 77 MW natural gas fired peaking facility

    (v)   Baldwin Power Station
          10901 Baldwin Road, Box 146
          Baldwin, IL 62217

          Facility: 1,751 MW coal fired base load facility

    (vi)  Havana Power Station
          15260 N State Route 78
          Havana, IL 62644

          Facility: 666 MW coal fired base load and fuel oil peaking facility

    (vii) Vermilion Power Station
          County Road 2150N
          Oakwood, IL 61858

                 Facility: 186 MW coal/natural gas base load and fuel oil fired peaking facility

        (viii)   Tilton Gas Turbine Plant
                 80 W First Street
                 Tilton, IL 61833

                 Facility: 176 MW natural gas fired peaking facility

    B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

        Claimant owns 100% indirectly of Dynegy Midwest Generation, Inc., an Illinois corporation. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Catlin Member, Inc., a Delaware corporation. Dynegy Catlin Member, Inc. owns 100% directly of Dynegy Midwest Generation, Inc.

    C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

        Capital Invested:     Approximately US $3,341,168,707
        Guarantee:            None
        Other Obligations:    Approximately US $758,225,000

    D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

        Capitalization:       Approximately US $148,450,760
        Earnings:             Approximately US $(36,115,282)

    E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

        The EWG entered into a Coal Purchase and Sales Agreement with Dynegy Coal Trading & Transportation, L.L.C. dated effective January 1, 2000 for the purchase of all of the EWG's requirements for coal at pre-determined prices on a Btu basis. The EWG entered into a Fuel Oil Purchase and Sales Agreement with Dynegy Coal Trading & Transportation, L.L.C. dated effective January 1, 2000 for the purchase of all of the EWG's requirements for fuel oil on a cost plus basis plus a predetermined fee. EWG entered into a Swap Agreement with Dynegy Holdings Inc. dated effective June 29, 2000 whereby Dynegy Holdings Inc. agreed to assume certain interest rate risk of the EWG in exchange for payment by the EWG of a percentage of certain outstanding advanced amounts. The EWG is a party to a Power Purchase Agreement with Illinois Power, dated as of October 1, 1999, pursuant to which Illinois Power is entitled to certain levels of capacity of energy at stated prices.

4.8 Dynegy Roseton, L.L.C., Newburgh, New York

    A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

        Name of EWG:          Dynegy Roseton, L.L.C.
        Address:              Attn: Business Manager
                              1000 Louisiana
                              Suite 5800
                              Houston, TX 77002
        Location:             992 River Road
                              Newburgh, NY 12550
        Facility:             1200 MW (nominal) natural gas and/or fuel-oil
                              fired intermediate facility

    B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

        Claimant owns 100% indirectly of Dynegy Roseton, L.L.C., a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Dynegy Northeast Generation, Inc., a Delaware corporation. Dynegy Northeast Generation, Inc. owns 100% directly of Hudson Power, L.L.C., a Delaware limited liability company. Hudson Power, L.L.C. owns 100% directly of Dynegy Roseton, L.L.C.

    C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

        Capital Invested:     Approximately US $702,178,825

        Guarantee:            Approximately US $619,988,611
        Other Obligations:    None

    D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

        Capitalization:       Approximately US $4,957,426
        Earnings:             Approximately US $(157,954,793)

    E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

        The EWG entered into a Fuel Oil Agency Agreement with Dynegy Marketing and Trade pursuant to which Dynegy Marketing and Trade negotiates all purchases and deliveries of fuel oil used by the EWG in the generation of electricity. A management fee per barrel delivered is assessed as compensation for this service.

        The EWG entered into a Gas Purchase and Sales Agreement with Dynegy Marketing and Trade pursuant to which the EWG purchases at prevailing market rates and receives from Dynegy Marketing and Trade all the gas used by the EWG to generate electricity.

        The EWG entered into a Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. pursuant to which Dynegy Power Marketing, Inc. purchases electric energy and related products from the EWG at contractually stipulated fixed prices.

        The EWG is a party to a Transitional Power Agreement with Central Hudson Gas and Electric Corporation pursuant to which the EWG supply power and ancillary services to Central Hudson at contractually stipulated fixed prices.

        The EWG entered into a Energy Management Agreement with Dynegy Marketing and Trade, and Dynegy Power Marketing, Inc., dated January 31, 2001 whereby the EWG has appointed Dynegy Marketing and Trade and Dynegy Power Marketing, Inc. as its energy managers to receive and purchase electric energy, capacity and related products from the EWG, and to sell and deliver all natural gas required to fuel the EWG.

4.9 El Segundo Power, LLC, El Segundo, California

    A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

        Name of EWG:          El Segundo Power, LLC
        Address:              Attn: Business Manager
                              1000 Louisiana
                              Suite 5800
                              Houston, TX 77002
        Location:             01 Vista Del Mar
                              El Segundo, CA 90245
        Facility:             1020 MW natural gas fired peaking facility

    B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

        Claimant owns 50% indirectly of El Segundo Power, LLC, a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns l00% directly of El Segundo Power, LLC.

    C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

        Capital Invested:     Approximately US $48,312,081
        Guarantee:            Approximately US $27,625,000, subject to setoff
                              rights and reimbursement rights
        Other Obligations:    None

    D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

        Capitalization:       Approximately US $1,045,327
        Earnings:             Approximately US $40,096,772

    E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

        The EWG entered into an Energy Management Agreement with Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) and National Gas Clearinghouse (now known as Dynegy Marketing and Trade) regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into a ISDA Master Swap Agreement with Natural Gas Clearinghouse, now known as Dynegy Marketing and Trade, regarding the management and exchange of electrical energy and natural gas trading risk, the revenues of which are subject to variance and may be negative or positive. The EWG entered into an Administrative Services Agreement with West Coast Power LLC dated June 30, 1999 for business management and accounting services at a fee equal to the sum of hourly labor costs, an agreed profit margin, and cost and expenses. The EWG entered into a Natural Gas Sales Agreement and Power Purchase Agreement with Natural Gas Clearinghouse (now known as Dynegy Marketing and Trade) and Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) dated March 31, 1998 for the sale and purchase of natural gas on a firm basis for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated June 1, 2001, which provides for the purchase and sale of electric capacity or energy on a firm or interruptible basis.


4.10  Foothills Generating, L.L.C., Lawrence County, Kentucky

      A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

         Name of EWG:         Foothills Generating, L.L.C.
         Address:             Attn: Business Manager
                              1000 Louisiana
                              Suite 5800
                              Houston, Texas 77002
         Location:            Route 2, Box 296 Catlettsburg, KY 41129
         Facility:            322 MW (nominal) natural gas fired peaking
                              facility

      B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Claimant owns 100% indirectly of Foothills Generating, L.L.C., a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Foothills Generation, Inc., a Delaware corporation. Foothills Generation, Inc. owns 100% directly of Foothills Generating, L.L.C.

      C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

         Capital Invested:    Approximately US $133,855,280
         Guarantee:           None
         Other Obligations:   None

      D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

         Capitalization:      Approximately US $63,727,287
         Earnings:            Approximately US $(552,275)

     E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          The EWG entered into an Energy Management Agreement dated July 2, 2001 with Dynegy Power Marketing, Inc. and Dynegy Marketing and Trade regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Administrative Services Agreement dated July 2, 2001 with Dynegy Power Management Services, L.P. for business management and accounting services at a fee equal to the sum of hourly labor costs, an agreed profit margin, and costs and expenses. The EWG entered into a Long-Term Maintenance and Parts agreement dated July 2, 2001 with Dynegy Parts and Technical Services, Inc. regarding the purchase and sale of certain parts and services at negotiated prices. The EWG entered into an Operation and Maintenance Agreement dated July 2, 2001 with Dynegy Operating Company, to receive services for operating, repairing and maintaining the facility for a fixed monthly fee and a performance bonus, reviewed and adjusted on an annual basis. The EWG entered into a Base Contract for Short-Term Sale and Purchase of Natural Gas with Dynegy Marketing and Trade dated February 1, 2002, which provides for the purchase and sale of gas on a firm or interruptible basis. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated February 1, 2002, which provides for the purchase and sale of electric capacity or energy on a firm or interruptible basis.


4.11  Hartwell Energy Limited Partnership, Hartwell, Georgia

      A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

         Name of EWG:       Hartwell Energy Limited Partnership
         Address:           Attn: Managing General Partner
                            ANP Hartwell Energy Company
                            10000 Memorial Drive, Suite 500
                            Houston, Texas 77024
         Location:          415 Smith-McGee Highway
                            Hartwell, Georgia 30643
         Facility:          300 MW natural gas and/or oil-fired peaking facility

      B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Claimant owns 50% indirectly of Hartwell Energy Limited Partnership, a Delaware limited partnership. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Hartwell Independent Power Partners, Inc., a Delaware corporation, Hart County IPP, Inc., a Delaware corporation, and Hartwell Power Company, a Delaware corporation. Hartwell Independent Power Partners, Inc. owns 1% directly of Hartwell Energy Limited Partnership. Hart County IPP, Inc. owns 49% directly of Hartwell Energy Limited Partnership. Hartwell Power Company owns a de minimus interest in Hartwell Energy Limited Partnership.

      C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

         Capital Invested:       Approximately US $75,943,748
         Guarantee:              Approximately US $2,250,000 (letter of credit)
         Other Obligations:      None

      D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

         Capitalization:         Approximately US $(634,090)
         Earnings:               Approximately US $3,685,160

      E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

         The EWG entered into a five-year Operation and Maintenance Agreement with Dynegy Operating Company effective April 8, 1999 to operate, maintain and provide scheduled maintenance and inspections for the EWG's electric generating facility at a fixed fee per year. The fee shall be adjusted annually based on inflation.

4.12  Heard County Power, L.L.C., Franklin, Georgia

      A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

         Name of EWG:            Heard County Power, L.L.C.
         Address:                Attn: Business Manager
                                 1000 Louisiana
                                 Suite 5800 Houston, TX 77002
         Location:               624 Hawk Road
                                 Franklin, GA 30217
         Facility:               500 MW (nominal) natural gas fired peaking
                                 facility

      B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

         Claimant owns 100% indirectly of Heard County Power, L.L.C., a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Georgia Mercantile Power, Inc., a Delaware corporation. Georgia Mercantile Power, Inc. owns 100% directly of Heard County Power, L.L.C.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:         Approximately US $176,991,625
          Guarantee:                None
          Other Obligations:        None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:           Approximately US $(9,008,375)
          Earnings:                 Approximately US $(4,947,120)

     E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          The EWG entered into a Base Contract for Short-Term Sale and Purchase of Natural Gas with Dynegy Marketing and Trade dated November 1, 2001, which provides for the purchase and sale of gas on a firm or interruptible basis. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated April 1, 2001, which provides for the purchase and sale of electric capacity or energy on a firm or interruptible basis. The EWG entered into an Energy Management Agreement with Dynegy Marketing and Trade and Dynegy Power Marketing, Inc. dated July 15, 2002 regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into a Long-Term Maintenance and Parts Agreement with Dynegy Parts and Technical Services, Inc. dated July 15, 2002 regarding the purchase and sale of certain parts and services at negotiated prices. The EWG entered into an Operation and Maintenance Agreement with Dynegy Operating Company dated July 15, 2002, to receive services for operating, repairing and maintaining the facility for a fee. The EWG entered into an Administrative Services Agreement with Dynegy Power Management Services, L.P. on July 15, 2002 for business management and accounting services for a fee.

4.13 Long Beach Generation, LLC, Long Beach, California

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:              Long Beach Generation LLC
          Address:                  Attn: Business Manager
                                    1000 Louisiana
                                    Suite 5800
                                    Houston, TX 77002
          Location:                 2665 West Seaside Boulevard Terminal Island
                                    Long Beach, CA 90802
          Facility:                 560 MW natural gas fired peaking facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Claimant owns 50% indirectly of Long Beach Generation LLC, a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation.

          Dynegy Power Corp. owns 50% directly of WCP (Generation) Holdings LLC, a Delaware limited liability company. WCP (Generation) Holdings LLC owns 100% directly of West Coast Power LLC, a Delaware limited liability company. West Coast Power LLC owns l00% directly of Long Beach Generation LLC.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:         Approximately US $15,059,296
          Guarantee:                Approximately US $27,625,000, subject to
                                    setoff rights and reimbursement rights
          Other Obligations:        None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:           Approximately US $1,363,896
          Earnings:                 Approximately US $(2,150,368)

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

          The EWG entered into an Energy Management Agreement with Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) and Natural Gas Clearinghouse (now known as Dynegy Marketing and Trade) regarding wholesale management and marketing of electrical energy and volume of gas managed for fees based upon percentages of revenues and volumes of energy sales. The EWG entered into a ISDA Master Swap Agreement with Natural Gas Clearinghouse regarding the management and exchange of electrical energy and natural gas trading risk, the revenues of which are subject to variance and may be negative or positive. The EWG entered into an Administrative Services Agreement with West Coast Power LLC. dated June 30, 1999, for business management and accounting services for a fee equal to the sum of hourly labor costs, an agreed profit margin, and cost and expenses. The EWG entered into a Natural Gas Sales Agreement and Power Purchase Agreement with Natural Gas Clearinghouse (now known as Dynegy Marketing and Trade) and Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) dated March 31, 1998 for the sale and purchase of natural gas on a firm basis, for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated June 1, 2001, which provides for the purchase and sale of electric capacity or energy on a firm or interruptible basis.


4.14 Renaissance Power, L.L.C., Carson City, Michigan

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:              Renaissance Power, L.L.C.
          Address:                  Attn: Business Manager
                                    1000 Louisiana
                                    Suite 5800
                                    Houston, TX 77002
          Location:                 950 North Division
                                    Carson City, MI 48811
          Facility:                 680 MW (nominal) natural gas fired peaking
                                    facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Claimant owns 100% indirectly of Renaissance Power, L.L.C., a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Dynegy Renaissance Power, Inc., a Delaware corporation. Dynegy Renaissance Power, Inc. owns 100% directly of Renaissance Power, L.L.C.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:         Approximately US $255,313,364
          Guarantee:                None
          Other Obligations:        None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:           Approximately US $48,150,357
          Earnings:                 Approximately US $(5,484,583)

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

          The EWG entered into a Base Contract for Short-Term Sale and Purchase of Natural Gas with Dynegy Marketing and Trade dated February 1, 2002, which provides for the purchase and sale of gas on a firm or interruptible basis. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated February 1, 2002, which provides for the purchase and sale of electric capacity or energy on a firm or interruptible basis.

4.15 Riverside Generating Company, L.L.C., Lawrence County, Kentucky

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:              Riverside Generating Company, L.L.C.
          Address:                  Attn: Business Manager
                                    1000 Louisiana
                                    Suite 5800
                                    Houston, TX 77002
          Location:                 Route 2, Box 296
                                    Catlettsburg, KY 41129
          Facility:                 500 MW (nominal) natural gas fired peaking
                                    facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Claimant owns 100% indirectly of Riverside Generating Company, L.L.C., a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Riverside Generation, Inc., a Delaware corporation. Riverside Generation, Inc. owns 100% directly of Riverside Generating Company, L.L.C.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:         Approximately US $ 179,022,531
          Guarantee:                Approximately US $183,560,000
          Other Obligations:        US $200,000,000

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:           Approximately US $(19,061,570)
          Earnings:                 Approximately US $(12,686,910)

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

          The EWG entered into a Base Contract for Short-Term Sale and Purchase of Natural Gas with Dynegy Marketing and Trade dated November 1, 2001, which provides for the purchase and sale of gas on a firm or interruptible basis. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated April 1, 2001, which provides for the purchase and sale of electric capacity or energy on a firm or interruptible basis. The EWG entered into an Energy Management Agreement dated July 2, 2001 with Dynegy Power Marketing, Inc. and Dynegy Marketing and Trade regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Administrative Services Agreement dated July 2, 2001 with Dynegy Power Management Services, L.P. for business management and accounting services at a fee equal to the sum of hourly labor costs, an agreed profit margin, and costs and expenses. The EWG entered into a Long-Term Maintenance and Parts agreement dated July 2, 2001 with Dynegy Parts and Technical Services, Inc. regarding the purchase and sale of certain parts and services at negotiated prices. The EWG entered into an Operation and Maintenance Agreement dated July 2, 2001 with Dynegy Operating Company, to receive services for operating, repairing and maintaining the facility for a fixed monthly fee and a performance bonus, reviewed and adjusted on an annual basis.

4.16 Rockingham Power, L.L.C., Reidsville, North Carolina

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:              Rockingham Power, L.L.C.
          Address:                  Attn: Business Manager
                                    1000 Louisiana
                                    Suite 5800
                                    Houston, TX 77002
          Location:                 240 Ernest Drive
                                    Reidsville, NC 27320
          Facility:                 800 MW (nominal) natural gas and/or fuel-oil
                                    fired peaking facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Claimant owns 100% indirectly of Rockingham Power, L.L.C., a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Dry Creek Power, Inc., a Delaware corporation. Dry Creek Power, Inc. owns 100% directly Rockingham Power, L.L.C.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:         Approximately US $243,470,206
          Guarantee:                Approximately US $21,000,000
          Other Obligations:        None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:           Approximately US $(4,604,657)
          Earnings:                 Approximately US $9,920,734

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

          The EWG entered into a Power Purchase Agreement with Dynegy Power Marketing, Inc. dated as of June 30, 2000 regarding wholesale sales of electrical energy, with the EWG's revenues based upon the pass through of prices paid by third parties to Dynegy Power Marketing, Inc. The EWG entered into a Natural Gas Sales Agreement with Dynegy marketing and Trade regarding natural gas services for fees which vary monthly based on the volume of gas delivered. The EWG entered into an Energy Management Agreement with Dynegy Marketing and Trade and Dynegy Power Marketing, Inc. dated July 15, 2002 regarding wholesale management and marketing of electrical energy and natural gas services for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into a Long-Term Maintenance and Parts Agreement with Dynegy Parts and Technical Services, Inc. dated July 15, 2002 regarding the purchase and sale of certain parts and services at negotiated prices. The EWG entered into an Operation and Maintenance Agreement with Dynegy Operating Company dated July 15, 2002, to receive services for operating, repairing and maintaining the facility for a fee. The EWG entered into an Administrative Services Agreement with Dynegy Power Management Services, L.P. on July 15, 2002 for business management and accounting services for a fee.


4.17 Rocky Road Power, LLC, East Dundee, Illinois

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:              Rocky Road Power, LLC
          Address:                  Attn: Business Manager
                                    1000 Louisiana
                                    Suite 5800
                                    Houston, TX 77002
          Location:                 1221 Power Drive
                                    East Dundee, IL 60118
          Facility:                 350 MW (nominal) natural gas fired peaking
                                    facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Claimant owns 50% indirectly of Rocky Road Power, LLC, a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of RRP Company, a Delaware corporation and DPC Colombia-Opon Power Resources Company, a Delaware corporation. RRP Company owns 99% directly of Termo Santander Holding, LLC, a Delaware limited liability company and DPC Colombia-Opon Power Resources Company owns 1% directly of Termo Santander Holding, LLC. Termo Santander Holding, LLC owns 50% directly of Rocky Road Power, LLC.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:         Approximately US $83,030,597
          Guarantee:                None
          Other Obligations:        None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:           Approximately US $(160,439)
          Earnings:                 Approximately US $5,686,653

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

          The EWG entered into a Business Management Agreement with Dynegy Power Management Services, L.P. dated May 24, 1999 to receive certain business management services in exercising the day-to-day management and control of the EWG's affairs and business, as amended by the First Amended and Restated Business Management Agreement dated September 24, 1999 and by the First Amendment to the First Amended and Restated Business Management Agreement dated November 15, 1999, for a certain fee determined for pre-commercial operation date compensation and reimbursement and a second fee for post-commercial operations in a fixed amount per year, seasonally adjusted based upon a gross domestic product price adjustment index. The EWG entered into an Asset Purchase Agreement with Dynegy Engineering, Inc. dated May 24, 1999 to purchase all the contracts that are required in connection with the engineering, procurement and construction of the EWG's natural gas-fired power generation facility at a fixed purchase price. The EWG entered into an Asset Purchase Agreement with Termo Santander Holding Ltd. dated May 24, 1999 to purchase two natural-gas turbines for installation at the EWG's natural gas-fired power generation facility for a fixed purchase price. The EWG entered into an EPC Management Services Agreement with Dynegy Engineering, Inc. dated May 24, 1999 to manage the engineering, procurement, and construction of EWG's natural gas-fired power generation facility for a cost-based purchase price. The EWG entered into an Energy Management Agreement with Dynegy Marketing and Trade and Dynegy Power Marketing, Inc., dated September 27, 1999 for wholesale energy management and marketing services, as amended by Amended and Restated Energy Management Agreement dated November 17, 1999 for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into an Operation and Maintenance Agreement with Dynegy Operating Company effective October 12, 1999 to receive services for operating, maintaining and providing scheduled maintenance and inspections for the Facility, as amended by the First Amended and Restated Operation and

          Maintenance Agreement dated November 18, 1999, for a fixed monthly fee and a performance bonus, reviewed and adjusted on an annual basis.

          The EWG entered into a Power Purchase Agreement with Electric Clearinghouse, Inc. (now known as Dynegy Power Marketing, Inc.) dated May 24, 1999 for the sale and purchase of power on a firm basis, for fees which vary monthly based on the amount of energy and volume of gas managed. The EWG entered into a Base Contract for Short-Term Sale and Purchase of Natural Gas with Dynegy Marketing and Trade dated July 1, 1999, which provides for the purchase and sale of gas on a firm or interruptible basis. The EWG entered into an ISDA Master Agreement with Dynegy Marketing and Trade dated September 1, 1999, regarding the management and exchange of electrical energy and natural gas trading risk, the revenues of which are subject to variance and may be negative or positive.

4.18 Rolling Hills Generating, L.L.C., Wilkesville, Ohio

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:              Rolling Hills Generating, L.L.C.
          Address:                  Attn: Business Manager
                                    1000 Louisiana
                                    Suite 5800
                                    Houston, TX 77002
          Location:                 43111 State Route 160
                                    Wilkesville, OH 45695
          Facility:                 800 MW (nominal) natural gas fired peaking
                                    facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Claimant owns 100% indirectly of Rolling Hills Generating, L.L.C., a Delaware limited liability company. Claimant owns 100% directly of BG Holdings, Inc., a Delaware corporation. BG Holdings, Inc. owns 25% directly and Claimant owns 75% directly of Dynegy Holdings Inc., a Delaware corporation. Dynegy Holdings Inc. owns 100% directly of Dynegy Power Corp., a Delaware corporation. Dynegy Power Corp. owns 100% directly of Rolling Hills Generation, Inc., a Delaware corporation. Rolling Hills Generation, Inc. owns 100% directly of Rolling Hills Generating, L.L.C.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:         Approximately US $303,275,195
          Guarantee:                None
          Other Obligations:        US $200,000,000

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:           Approximately US $277,228,146

          Earnings:                 Approximately US $7,106,097

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

          The EWG entered into a Base Contract for Short-Term Sale and Purchase of Natural Gas with Dynegy Marketing and Trade dated February 1, 2002, which provides for the purchase and sale of gas on a firm or interruptible basis. The EWG entered into a Master Power Purchase and Sale Agreement with Dynegy Power Marketing, Inc. dated February 1, 2002, which provides for the purchase and sale of electric capacity, energy or other form of energy on a firm or interruptible basis.


Illinova Generating

4.19 Electric Energy, Inc., Joppa, Illinois

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:              Electric Energy, Inc.
          Address:                  2100 Portland Road
                                    P.O. Box 165 Joppa, IL
                                    62953
          Location:                 2100 Portland Road
                                    Joppa, IL 62953
          Facility:                 1086 MW coal-fired generating facility

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Claimant owns 20% indirectly of Electric Energy, Inc, an Illinois corporation. Claimant owns 100% directly of Illinova Corporation, an Illinois corporation. Illinova Corporation owns 100% directly of Illinova Generating Company, an Illinois corporation. Illinova Generating Company owns 20% directly of Electric Energy, Inc.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

          Capital Invested:         Approximately US $75,333,617
          Guarantee:                None
          Other Obligations:        None

     D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

          Capitalization:           Approximately US $(15,477,711)
          Earnings:                 Approximately US $6,813,741

     E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

          None

4.20 Electricida de Cortes de R.L. de C.V., Honduras

     A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

          Name of EWG:              Electricida de Cortes de R.L. de C.V.
          Address:                  Nueva Calle Entre Diez y Once Avenidas
                                    Barrio El Farro
                                    Puerto Cortes Honduras, C.A.
          Location:                 Puerto Cortes, Honduras
          Facility:                 80 MW heavy fuel oil-fired diesel engine
                                    generating plant

     B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

          Claimant owns 21.867% indirectly of Electricida de Cortes de R.L. de C.V., a Honduras corporation. Claimant owns 100% directly of Illinova Corporation, an Illinois corporation. Illinova Corporation owns 100% directly of Illinova Generating Company, an Illinois corporation. Illinova Generating Company owns 100% directly of IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. owns 100% directly of IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. owns 100% directly of IGC International II, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. owns 1% directly and IGC International II, Inc. owns 99% directly of IGC ELCO Partnership, LLC, a Cayman Island limited liability company. IGC ELCO Partnership, LLC owns 15.2% directly of Electricida de Cortes de R.L. de C.V. IGC ELCO Partnership, LLC owns 86.87% directly of ELCO Power Investment Company LLC, a Cayman Island limited liability company, which owns 10% directly of Electricida de Cortes de R.L. de C.V.

     C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Capital Invested:             Approximately US $18,525,648
               Guarantee:                    None
               Other Obligations:            None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Capitalization:               Approximately US $(2,826,000)
               Earnings:                     Approximately US $2,059,215

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

               None

4.21      IGC/ERI Pan-Am Thermal Generating Limited, Cayman Islands

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:                  IGC/ERI Pan-Am Thermal Generating
                                             Limited
               Address:                      c/o Maples and Calder
                                             Ugland House, P.O. Box 309
                                             South Church Street, George Town
                                             Grand Cayman, Cayman Islands
               Location:                     Chorrera, Panama
               Facility:                     96 MW heavy fuel oil-fired diesel
                                             engine generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 50% indirectly of IGC/ERI Pan-Am Thermal Generating Limited, a Cayman Island exempted company with limited liability (with a branch in Panama). Claimant owns 100% directly of Illinova Corporation, an Illinois corporation. Illinova Corporation owns 100% directly of Illinova Generating Company, an Illinois corporation. Illinova Generating Company owns 100% directly of IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. owns 100% directly of IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. owns 100% directly of IGC Chorrera, LLC, a Cayman Island limited liability company. IGC Chorrera, LLC owns 50% directly of IGC/ERI Pan-Am Thermal Generating Limited.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Capital Invested:             Approximately US $44,203,543
               Guarantee:                    None
               Other Obligations:            Approximately US $1,250,000 (letter
                                             of credit)

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Capitalization:               Approximately US $379,969
               Earnings:                     Approximately US $(100,406)

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered utility or goods sold and fees or revenues under such agreement(s):

               None

4.22      Jamaica Energy Partners, Jamaica

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               Name of EWG:                  Jamaica Energy Partners
               Address:                      CDC Building, First Floor
                                             2 Holbom Road
                                             Kingston IO, Jamaica, West Indies
               Location:                     Old Harbour Bay, Jamaica
               Facility:                     74 MW heavy fuel oil-fired
                                             generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 17.57% indirectly of Jamaica Energy Partners, a Jamaican general partnership. Claimant owns 100% directly of Illinova Corporation, an Illinois corporation. Illinova Corporation owns 100% directly of Illinova Generating Company, an Illinois corporation. Illinova Generating Company owns 100% directly of IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. owns 100% directly of IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. owns 100% directly of IGC International II, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. owns 99% directly and IGC International II, Inc. owns 1% directly of IGC Jamaica Partnership, LLC, a Cayman Island limited liability company. IGC Jamaica Partnership, LLC, owns 17.75% directly of Doctor Bird Power Company Ltd., a St. Lucia private company, which owns 99% directly of Jamaica Energy Partners.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Capital Invested:             Approximately US $16,239,951
               Guarantee:                    None
               Other Obligations:            Approximately US $2,900,000 (letter
                                             of credit)

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Capitalization:               Approximately US $39,701
               Earnings:                     Approximately US $1,524,725

          E. Identify any service, sales or construction contracts) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements):

               None

4.23      Midwest Electric Power, Inc., Joppa, Illinois

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:                  Midwest Electric Power, Inc.
               Address:                      2100 Portland Road
                                             P.O. Box 165
                                             Joppa, IL 62953
               Location:                     2100 Portland Road
                                             Joppa, IL 62953
               Facility:                     186 MW (nominal) natural gas
                                             peaking facility

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 20% indirectly of Midwest Electric Power, Inc, an Illinois corporation. Claimant owns 100% directly of Illinova Corporation, an Illinois corporation. Illinova Corporation owns 100% directly of Illinova Generating Company, an Illinois corporation. Illinova Generating Company owns 20% directly of Electric Energy, Inc., an Illinois corporation. Electric Energy, Inc. owns 100% directly of Midwest Electric Power, Inc.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Financial information not available, as this entity's results are consolidated with the results of Electric Energy, Inc., Joppa, Illinois.

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Financial information not available, as this entity's results are consolidated with the results of Electric Energy, Inc., Joppa, Illinois.

          E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

               Claimant has an agreement to purchase its proportionate share (20%) of power generated by the two gas-fired turbines. The related agreement includes the payment of a monthly demand charge.

4.24      Plantas Eolicas S. de R.L., Costa Rica

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of FUCo:             Plantas Eolicas S. de R.L.
               Address:                  29th Street, 3rd and 5th Avenues
                                         San Jose, Costa Rica
               Location:                 Tilaran, Costa Rica
               Facility:                 20 MW wind-powered generating plant \

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 100% indirectly of Plantas Eolicas S. de R.L., a Costa Rican limitada. Claimant owns 100% directly of Illinova Corporation, an Illinois corporation. Illinova Corporation owns 100% directly of Illinova Generating Company, an Illinois corporation. Illinova Generating Company owns 100% directly of IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. owns 100% directly of IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, inc. owns 100% directly of IGC International II, Inc., a Cayman Islands exempted company with limited liability. IGC International, Inc. owns 99% directly of IGC (Wind) LLC, a Cayman Island limited liability company. IGC International II, Inc. owns 99% directly of IGC (Wind) LLC. IGC
               (Wind) LLC owns 65% directly and 35% indirectly of Plantas Eolicas S. de R.L. IGC (Wind) LLC owns 99% directly and 1% indirectly of Generacion Eolica, Ltda., a Costa Rican limitada. IGC (Wind) LLC owns 100% directly of Generacion Eolica Trust, a Costa Rican Trust. Generacio Eolica Trust owns 1% directly of Generacion Eolica, Ltda. Generacion Eolica, Ltda. owns 35% directly of Plantas Eolicas S. de R.L.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Capital Invested:             Approximately US $17,252,227
               Guarantee:                    None
               Other Obligations:            None

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Capitalization:               Approximately US $110,313
               Earnings:                     Approximately US $2,103,242

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

               None

4.25      Tenaska Frontier Partners, Ltd., Grimes County, Texas

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:                  Tenaska Frontier Partners, Ltd.
               Address:                      1044 N. II 5th Suite 400
                                             Omaha, NE 68154
               Location:                     Grimes County, Texas
               Facility:                     830 MW gas-fired generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 20% indirectly of Tenaska Frontier Partners, Ltd., a Texas limited partnership. Claimant owns 100% directly of Illinova Corporation, an Illinois corporation. Illinova Corporation owns 100% directly of Illinova Generating Company, an Illinois corporation. Illinova Generating Company owns 100% directly of IGC Grimes County, Inc., an Illinois corporation and IGC Grimes Frontier, Inc., an Illinois corporation. IGC Grimes County, Inc., owns a 0.2% general partnership interest directly in Tenaska Frontier Partners, Ltd. IGC Grimes Frontier, Inc. owns a 19.8% limited partnership interest directly in Tenaska Frontier Partners, Ltd.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Capital Invested:             Approximately US $53,939,200
               Guarantee:                    None
               Other Obligations:            Approximately US $4,290,000

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Capitalization:               Approximately US $1,854,400
               Earnings:                     Approximately US $2,714,400

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

               None

4.26      Uch Power Limited, Pakistan

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:                  Uch Power Limited
               Address:                      107, 1st Floor
                                             Evacuet Trust Complex
                                             Sir Agha Khan Road
                                             Sector F-5/1
                                             Islamabad, Pakistan
               Location:                     Uch, Pakistan
               Facility:                     586 MW gas-fired generating plant

          B. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held:

               Claimant owns 15.405% indirectly of Uch Power Limited, a Pakistani public limited company. Claimant owns 100% directly of Illinova Corporation, an Illinois corporation. Illinova Corporation owns 100% directly of Illinova Generating Company, an Illinois corporation. Illinova Generating Company owns 100% directly of IGC Global, Inc., a Cayman Island exempted company with limited liability. IGC Global, Inc. owns 100% directly of IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. owns 100% directly of IGC International II, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. owns 1% directly and IGC International II, Inc. owns 99% directly of IGC Uch, LLC, a Cayman Island limited liability company. IGC Uch, LLC owns a 50% equity interest directly in Tenaska-Illinova Generating LLC, a Cayman Island limited liability company, which owns a 98% equity interest directly in Tenaska UPL (L) Corporation, a Malaysian corporation. IGC Uch, LLC also owns a 1% equity interest directly in Tenaska UPL (L) Corporation. Tenaska UPL (L) Corporation owns a 30.34% equity interest directly in UPLHC-I, LDC, a Cayman Island limited duration company and a 30.34 % equity interest directly in UPLHC-II, LDC, a Cayman Island limited duration company. UPLHC-I, LDC holds a 99% equity interest directly in Uch Power Limited. UPLHC-II, LDC holds a 1% interest directly in Uch Power Limited.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Financial information for this entity, which is not controlled by Claimant, is not available at this time except:

               Other Obligations:            Approximately US $1,565,784 (letter
                                             of credit)

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Financial information for this entity, which is not controlled by Claimant, is not available at this time.

          E. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s):

               None

4.27      Zhuzhou Nanfang Cogeneration Power Co. Ltd.

          A. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

               Name of EWG:                  Zhuzhou Nanfang Cogeneration Power
                                             Co. Ltd.
               Address:                      China National South Aeroengine and
                                             Machinery Company,
                                             Zhuzhou, Hunan Province,
                                             People's Republic of China, 4120028
               Location:                     Dongjiaduan District, Zhuzhou City,
                                             Hunan Province, the People's
                                             Republic of China
               Facility:                     24 MW, greenfield cogeneration
                                             power project

          B. Name of each system company that holds an company; and description of the interest in such EWG or foreign utility held:

               Claimant owns 90% indirectly of Zhuzhou Nanfang Cogeneration Power Co. Ltd., Sino-foreign joint venture. Claimant owns 100% directly of Illinova Corporation, an Illinois corporation. Illinova Corporation owns 100% directly of Illinova Generating Company, an Illinois corporation. Illinova Generating Company owns 100% directly of IGC Global, Inc., a Cayman Island exempt company with limited liability. IGC Global, Inc. owns 100% directly of IGC International, Inc., a Cayman Island exempted company with limited liability. IGC International, Inc. owns 100% directly of IGC International II, Inc., a Cayman Island exempted company with limited liability and 1% directly of IGC Mauritius International Company, a Mauritius company. IGC International II, Inc. owns 99% directly of IGC Mauritius International Company, a Mauritius company. IGC Mauritius International Company owns 90% directly of Zhuzhou Nanfang Cogeneration Power Co. Ltd.

          C. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

               Financial information for this entity, which is not controlled by Claimant, is not available at this time.

          D. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

               Financial information for this entity, which is not controlled by Claimant, is not available at this time.

          E. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements:

               None

         The above-named Claimant has caused this amended statement to be duly executed on its behalf by its authorized officer on this 31/st/ day of March, 2003.

                               Dynegy Inc.

                               By: /s/ Keith R. Fullenweider
                                   ---------------------------------------------
                                    Name:   Keith R. Fullenweider
                                    Title:  Senior Vice President,
                                            Deputy General Counsel and Secretary

                                 CORPORATE SEAL

Attest:

/s/ J. Kevin Blodgett
---------------------
Assistant Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Carol F. Graebner
Executive Vice President and General Counsel
1000 Louisiana, Suite 5800
Houston, Texas 77002

                                    EXHIBIT A

     A Consolidating Statement Of Income And Surplus Of The Claimant And Its Subsidiary Companies As Of The Close Of Such Calendar Year, Together With A Consolidating Balance Sheet Of Claimant And Its Subsidiaries As Of The Close Of Such Calendar Year.

     Exhibit A has been filed confidentially with the Securities and Exchange Commission pursuant to Rule 104 and Rule 101 of Regulation S-T, 17 C.F.R.
section 232.101(c) (2002). Consolidating financial statements generally have not been provided for (a) holding companies, (b) companies in which the Claimant does not have a controlling interest and (c) companies that are dormant or otherwise conducted no substantive business operations in 2002.

                                    EXHIBIT B

     An organizational chart showing the relationship of each EWG or foreign utility company to associated companies in the holding company system.

     Claimant owns

     A.   100% BG Holdings, Inc., which owns

          25% Dynegy Holdings Inc.

     B.   75% Dynegy Holdings Inc., which owns

          1.   100% Dynegy Catlin Member, Inc., which owns

               (a)  100% Dynegy Midwest Generation, Inc.

          2.   100% of Dynegy Power Corp., which owns

               (a)  50% WPC (Generation) Holdings LLC, which owns

                    (i)  100% West Coast Power LLC, which owns

                         (A)  100% Cabrillo Power I LLC;

                         (B)  100% Cabrillo Power II LLC;

                         (C)  100% El Segundo Power, LLC; and

                         (D)  100% Long Beach Generation LLC

               (b)  100% Dynegy N.A. Ventures, Inc., which owns

                    (i)  100% Chesapeake Power, Inc., which owns

                         (A)  100% James River Energy Corp., which owns

                              (i)  50% Commonwealth Atlantic Limited Partnership

               (c)  100% Hartwell Independent Power Partners, Inc., which owns

                    (i)  1% Hartwell Energy Limited Partnership

               (d)  100% Hart County IPP, Inc., which owns

                    (i)  49% Hartwell Energy Limited Partnership

               (e)  100% Hartwell Power Company, which owns

                    (i)  De minimus Hartwell Energy Limited Partnership

               (f)  100% RRP Company, which owns

                    (i)  99% Termo Santander Holding, L.L.C., which owns

                         (A)  50% Rocky Road Power, LLC

               (g)  100% DPC Colombia-Opon Power Resources Company, which owns

                    (i)  1% Termo Santander Holding, L.L.C., which owns

                         (A)  50% Rocky Road Power, LLC

               (h)  100% Georgia Mercantile Power, Inc., which owns

                    (i)  100% Heard County Power, L.L.C.

               (i)  100% Dry Creek Power, Inc., which owns

                    (i)  100% Rockingham Power, L.L.C.

               (j)  100% Calcasieu Power, Inc., which owns

                    (i)  99% Calcasieu Power, LLC

               (k)  100% Parish Power, Inc., which owns

                    (i)  1% Calcasieu Power, LLC

               (l)  100% Riverside Generation, Inc., which owns

                    (i)  100% Riverside Generating Company, L.L.C.

               (m)  100% Bluegrass Generation, Inc., which owns

                    (i)  100% Bluegrass Generating, L.L.C.

               (n)  100% Foothills Generation, Inc., which owns

                    (i)  100% Foothills Generating, L.L.C.

               (o)  100% Rolling Hills Generation, Inc., which owns

                    (i)  100% Rolling Hills Generating, L.L.C.

               (p)  100% Dynegy Renaissance Power, Inc., which owns

                    (i)  100% Renaissance Power, L.L.C.

               (q)  100% Dynegy Northeast Generation, Inc., which owns

                    (i)  100% Hudson Power, L.L.C., which owns

                         (A)  100% Dynegy Danskammer, L.L.C.

                         (B)  100% Dynegy Roseton, L.L.C.

     C.   100% Illinova Corporation which owns

          1.   100% Illinova Generating Company, which owns

               (a)  20% of Electric Energy, Inc., which owns

                    (i)  100% Midwest Electric Power, Inc.

               (b)  100% IGC Grimes County, Inc, which owns

                    (i)  0.2% Tenaska Frontier Partners

               (c)  100% IGC Grimes County Frontier, Inc., which owns

                    (i)  19.8% Tenaska Frontier Partners

               (d)  100% of IGC Global, Inc., which owns

                    (i)  100% IGC International, Inc., which owns

                         (A)  100% IGC Chorrera, LLC, which owns

                              (I)    50% IGC/ERI Pan-AM Thermal Generating
                         Limited

                         (B)  100% IGC (Wind), LLC, which owns

                              (I)    65% Plantas Eolicas S de R. L.

                              (II)   100% Generacion Eolica Trust, which owns

                                     1% Generacion Eolica, Ltda., which owns

                                     35% of Plantas Eolicas S. de R. L.

                              (III)  99% Generacion Eolica, Ltda., which owns

                                     35% of Plantas Eolicas S. de R. L.

                         (C)  100% IGC International II, Inc., which owns

                              (I)    1% IGC Uch, LLC, which owns

                                     50% Tenaska-Illinova Generating
                                     International, LLC. which owns

                                          98% of Tenaska UPL (L) Corporation,
                                          which owns

                                               30.34% UPLHC-1, which owns

                                                  99% UCH Power Limited

                                               30.34% UPLHC-2, which owns

                                                  1% UCH Power Limited

                                          1% of Tenaska UPL (L) Corporation,
                                          which owns

                                                  30.34% UPLHC-1, which owns

                                                       99% UCH Power Limited

                                                  30.34% UPLHC-2, which owns

                                                       1% UCH Power Limited

                              (II)   1% IGC ELCO Partnership, LLC, which owns

                                     86.67% ELCO Power Investment Co., LLC which
                              owns

                                     10% Electricidad de Cartes S. de R. L. de
                              C. V.

                                     15.2% Electricidad de Cortes S. de R. L. de
                              C. V.

                              (III)  1% IGC Jamaica Partnership, LLC, which owns

                                     17.75% Doctor Bird Power Company, which
                              owns

                                          99% Jamaica Energy Partners

                              (D)    99% IGC Uch, LLC, which owns

                                     (I)  50% Tenaska-Illinova Generating
                              International, LLC, which owns

                                          98% of Tenaska UPL (L) Corporation,
                                     which owns

                                               30.34% UPLHC-1, which owns

                                                  99% UCH Power Limited

                                               30.34% UPLHC-2, which owns

                                                  1% Uch Power Limited

                                     (II) 1% of Tenaska UPL (L)Corporation

                              (E)    99% IGC ELCO Partnership, LLC, which owns

                                     (I)  66.67% ELCO Power Investment Co., LLC
                              which owns

                                          10% Electricida de Cortes de R. L. de
                                     C. V.

                                     (II) 15.2% Electricida de Cortes S. de R.
                              L. de C.V.

                              (F)    99% IGC Jamaica Partnership, LLC, which
                              owns

                                     (I)  17.75% Doctor Bird Power Company,
                              which owns

                                          99% Jamaica Energy Partners

                                   APPENDIX I

Claimant

Name:                               Dynegy Inc.
State of Organization:              Illinois
Location:                           1000 Louisiana, Suite 5800
                                    Houston, TX 77002
Nature of business:                 An exempt public utility holding company.

Subsidiaries

Unless otherwise noted below, the location of all subsidiaries is 1000 Louisiana, Suite 5800, Houston, TX 77002

Name:                               BG Holdings, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 250 shares of common
                                    stock of Dynegy Holdings Inc. at $1.00 per share.

Name:                               Dynegy Holdings Inc.
State of Organization:              Delaware
Nature of business:                 Holding company of energy production,
                                    processing and marketing companies with no public utility assets and no public utility subsidiaries or affiliates as defined under the Act.

Name:                               Dynegy Power Corp.
State of Organization:              Delaware
Nature of business:                 Holding company of various generation
                                    project companies (QFs and EWGs); also
                                    provides services (e.g., administrative, operations, and maintenance) to these project companies.

Name:                               Black Mountain CoGen, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds a 50% interest in
                                    Nevada Cogeneration Associates #2.

Name:                               Nevada Cogeneration Associates #2
State of Organization:              Utah (General Partnership)
Nature of business:                 General partnership in which the Claimant
                                    holds an indirect 50% interest; owns power generation facilities (QF) selling at wholesale.

Name:                               Bluegrass Generation, Inc.
State of Organization:              Delaware

                                                                      Appendix-1

Nature of business:                 Holding company; holds 100% of member
                                    interests in Bluegrass Generation Company,
                                    L.L.C. (initial capital contribution of
                                    $1,000).

Name:                               Calcasieu Power, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds a 99% member interest
                                    in Calcasieu Power, LLC.

Name:                               Parish Power, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds a 1% member interest
                                    in Calcasieu Power, LLC.

Name:                               Delta CoGen, Inc.
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               DPC Power Resources Holding Company
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               Dry Creek Power, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Rockingham Power, L.L.C.

Name:                               Dynegy Asset Management Inc.
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               Dynegy Connect Asset Management Inc.
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               DTIP I, Inc.
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               Pecan Grove Generating Inc.
State of Organization:              Delaware
Nature of business:                 Holding Company; holds 100% of member
                                    interest in Pecan Grove Generating LLC.

Name:                               Dynegy Brazil, Inc.
State of Organization:              Delaware

                                   Appendix-2

Nature of business:                 Holding company; holds 50% ownership
                                    interest in Destec de Brasil, Ltda.

Name:                               Dynegy South America Development, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 50% ownership
                                    interest in Destec de Brasil, Ltda.

Name:                               Destec de Brasil, Ltda.
State of Organization:              Brazil (limited liability company)
Location                            1255 Nacoes Unidas, Avenue 17th Floor, World
                                    Trade Center 04578- 903 Sao Paulo, SP
Nature of business:                 Dormant.

Name:                               Dynegy Latin America, Inc.
State of Organization:              Delaware
Nature of business:                 Formed to be a holding company for potential
                                    Latin American business activities.

Name:                               Dynegy Oasis Energy, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Oasis Energy, L.L.C. (initial capital contribution of $1,000).

Name:                               Oasis Energy, L.L.C.
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               Dynegy Power Development Company
State of Organization:              Delaware
Nature of business:                 Entity formed to do front-end development
                                    activities for generation projects; no
                                    substantive business operations in 2002.

Name:                               Dynegy Power Holdings, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company for one generation project
                                    lessee company (QF), and other companies providing various services, (e.g., administrative, operating, maintenance and engineering) for generation projects.

Name:                               Dynegy Power Investments, Inc.
State of Organization:              Delaware
Nature of business:                 Holds Sonat Freestone County mineral
                                    interests.

                                   Appendix-3

Name:                               Dynegy Power Services, Inc.
State of Organization:              Delaware
Nature of business:                 Engaged in business of marketing wholesale
                                    power.

Name:                               Dynegy Power Nevada, Inc.
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               Dynegy Cabrillo II, LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Dormant.

Name:                               El Segundo Power II, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Dormant.

Name:                               Blue Ridge Generation Inc.
State of Organization:              Delaware
Nature of business:                 Holding Company; holds 100% of member
                                    interests in Blue Ridge Generation LLC
                                    (initial capital contribution of $1,000).

Name:                               Blue Ridge Generation LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed to engage in business of developing
                                    and owning potential power generation
                                    facilities (EWG)/selling power at wholesale;
                                    no substantive business operations in 2002.

Name:                               Chickahominy Generating Company
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Chickahominy Power LLC (initial capital contribution of $1,000).

Name:                               Chickahominy Power LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed to lease potential power generation
                                    facility.

Name:                               Florida Mercantile Power, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Palmetto Power, L.L.C. (initial capital contribution of $1,000).

                                   Appendix-4

Name:                               Palmetto Power, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed for potential wholesale power
                                    project; no substantive business operations in 2002.

Name:                               Gasification Services, Inc.
State of Organization:              Delaware
Nature of business:                 Provides gasification services.

Name:                               Georgia Mercantile Power, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Heard County Power, L.L.C.
                                    (initial capital contribution of $1,000).

Name:                               Hart County IPP, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 49% limited partner
                                    interest in Hartwell Energy Limited
                                    Partnership.

Name:                               Hartwell Independent Power Partners, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 1% general partner
                                    interest in Hartwell Energy Limited
                                    Partnership.

Name:                               Hartwell Power Company
State of Organization:              Delaware
Nature of business:                 Holding company; holds de minimis limited
                                    partner interest in Hartwell Energy Limited
                                    Partnership.

Name:                               James River Energy Corp.
State of Organization:              Virginia
Nature of business:                 Holding company; holds 50% limited partner
                                    interest in Atlantic Limited Partnership.

Name:                               Michigan CoGen, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 49% limited partner
                                    interest in Michigan Power Limited
                                    Partnership.

Name:                               Michigan Power Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 1% general partner
                                    interest in Michigan Power Limited
                                    Partnership.

                                   Appendix-5

Name:                               Michigan Power Holdings, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds de minimis limited
                                    partner interest in Michigan Power Limited
                                    Partnership.

Name:                               Michigan Power Limited Partnership
State of Organization:              Michigan (limited partnership)
Nature of business:                 Limited Partnership in which the Claimant
                                    has a 50% indirect ownership interest; owns power generation facilities (QF) selling at wholesale.

Name:                               OCG CoGen, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 1% general partner
                                    interest in Oyster Creek Limited
                                    Partnership.

Name:                               Oyster Creek CoGen, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 49% limited partner
                                    interest in Oyster Creek Limited
                                    Partnership.

Name:                               Oyster Creek Limited Partnership
State of Organization:              Texas (limited partnership)
Nature of business:                 Limited partnership in which the Claimant
                                    has a 50% indirect ownership interest; owns power generation facilities (QF) selling at wholesale.

Name:                               Port Arthur CoGen, Inc.
State of Organization:              Delaware
Nature of business:                 Former holder of 2.5% limited partner
                                    interest in owner of a power generation
                                    facility (assets sold in 2001).

Name:                               CoGen Power, L.P.
State of Organization:              Delaware (limited partnership)
Nature of business:                 Former owner of power generation facilities
                                    (QF) selling at wholesale (assets sold in 2001).

Name:                               RRP Company
State of Organization:              Delaware
Nature of business:                 Holding company; holds 99% of member
                                    interests in Termo Santander Holding, L.L.C.

Name:                               DPC Colombia - Opon Power Resources Company
State of Organization:              Delaware

                                   Appendix-6

Nature of business:                 Holding company; holds 1% of member
                                    interests in Termo Santander Holding, L.L.C.

Name:                               Termo Santander Holding, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Holding company; holds 50% of member
                                    interests in each of Termo Santander Holding
                                    (Alpha), L.L.C. and Rocky Road Power, LLC.

Name:                               Termo Santander Holding (Alpha), L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Limited liability company in which the
                                    Claimant has a 50% indirect interest.

Name:                               Riverside Generation, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Riverside Generating Company,
                                    L.L.C. (initial capital contribution of
                                    $1,000)

Name:                               WCP (Generation) Holdings LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Holding company in which the Claimant has a
                                    50% indirect interest; holds 100% of member interests in West Coast Power, LLC.

Name:                               West Coast Power LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Limited liability company in which the
                                    Claimant has a 50% indirect interest; holds interest in owners of generation facilities
                                    (EWG) selling at wholesale.

Name:                               Foothills Generation, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Foothills Generating, LLC
                                    (initial capital contribution of $1,000).

Name:                               Rolling Hills Generation, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Rolling Hills Generating,
                                    L.L.C. (initial capital contribution of
                                    $1,000).

Name:                               Dynegy Renaissance Power, Inc.
State of Organization:              Delaware

                                   Appendix-7

Nature of business:                 Holding company; holds 100% of member
                                    interests in Renaissance Power, L.L.C.
                                    (initial capital contribution of $1,000).

Name:                               Dynegy Northeast Generation, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Hudson Power, L.L.C. and
                                    provides administrative services for Dynegy
                                    Danskammer, LLC and Dynegy Roseton, LLC, owners of wholesale generation facilities.

Name:                               Hudson Power, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Holding company; holds 100% of member
                                    interests in Dynegy Danskammer, LLC, Dynegy
                                    Roseton, LLC and Dynegy Hudson Power Retail,
                                    L.L.C. (in each case for an initial capital contribution of $1,000).

Name:                               Dynegy Hudson Power Retail, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed for regulatory purposes to engage in
                                    limited retail power sales to Central Hudson
                                    Gas & Electric Corp.; no substantive
                                    business operations in 2002.

Name:                               Magnolia Generation, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Magnolia Generating, L.L.C.
                                    (initial capital contribution of $1,000).

Name:                               Magnolia Generating, L.L.C.
State of Organization:              Delaware
Nature of business:                 Created to develop and own potential
                                    wholesale power project; no substantive
                                    business operations in 2002.

Name:                               Liberty Bell Power, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Liberty Bell Power, LLC
                                    (initial capital contribution of $1,000).

Name:                               Liberty Bell Power, LLC
State of Organization:              Delaware (limited liability company)

                                   Appendix-8

Nature of business:                 Created to enter into a real estate
                                    transaction in Pennsylvania for a potential wholesale power project; no substantive business operations in 2002.

Name:                               Dynegy Southwest Generation, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 50% of member
                                    interests in Southwest Power Holdings LLC
                                    (no initial capital contribution made).

Name:                               Southwest Power Holdings LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Holding company in which the Claimant has a
                                    50% indirect interest; holds 100% of member interests in Southwest Generation LLC.

Name:                               Southwest Generation LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Holding company in which the Claimant has a
                                    50% indirect interest; holds 100% of member interests in each of Clark Power LLC and Reid Gardner Power LLC.

Name:                               Clark Power LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed to acquire wholesale generators from
                                    Nevada Power Company; no substantive
                                    business operations in 2002.

Name:                               Reid Gardner Power LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed to acquire wholesale generators from
                                    Nevada Power Company; no substantive
                                    business operations in 2002.

Name:                               Renaissance Pipeline, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Renaissance Pipeline Company,
                                    L.L.C. (initial capital contribution of
                                    $1,000).

Name:                               Renaissance Pipeline Company, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed to own gas pipelines,
                                    telecommunications equipment and related appurtances and real property

                                   Appendix-9
                                    rights; no substantive business operations in 2002.

Name:                               Oak Glen Power, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 100% of member
                                    interests in Oak Glen Power LLC (initial capital contribution of $1,000).

Name:                               Oak Glen Power LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed to develop and own potential
                                    wholesale power project; no substantive
                                    business operations in 2002.

Name:                               Dynegy Global Energy, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds interests in various
                                    entities engaged in oil and gas activities around the world.

Name:                               3020373 Nova Scotia Company
State of Organization:              Nova Scotia ULC
Location:                           Suite 800, 1959 Upper Water Street., P.O.
                                    Box 997, Halifax, NS B3J 2X2
Nature of business:                 Holding company; holds 00.1% interest in
                                    Dynegy Canada Limited Partnership.

Name:                               3020372 Nova Scotia Company
State of Organization:              Nova Scotia ULC
Location:                           Suite 800, 1959 Upper Water Street., P.O.
                                    Box 997, Halifax, NS B3J 2X2
Nature of business:                 Holding company; holds 99.9% interest in
                                    Dynegy Canada Limited Partnership.

Name:                               Dynegy Canada Limited Partnership
State of Organization:              Alberta
Nature of business:                 Formed to finance asset acquisitions in
                                    Canada.

Name:                               Dynegy Dutch Holdings B.V.
State of Organization:              Netherlands corporation
Location:                           Weena, 336, 3012 NJ Rotterdam, The
                                    Netherlands
Nature of business:                 Holding company; holds interests in various
                                    entities engaged in oil and gas activities around the world.

Name:                               Dynegy Nederland B.V.
State of Organization:              Netherlands corporation

                                   Appendix-10

Location:                         Weena, 336, 3012 NJ Rotterdam, The Netherlands
Nature of business:               Holding company; holds interests in various
                                  entities engaged in oil and gas activities around the world.

Name:                             Dynegy Italia S.r.l.
State of Organization:            Italian limited liability company
Nature of business:               Development company in Italy.

Name:                             Dynegy Marketing and Trade Sarl
State of Organization:            Switzerland limited liability company
Nature of business:               International marketing and trading company.

Name:                             Dynegy Espana S.L.
State of Organization:            Spain Company
Nature of business:               Formed to engage in marketing and trading
                                  business in Spain; no substantive business operations in 2002.

Name:                             Dynegy Canada Inc.
State of Organization:            Alberta corporation
Nature of business:               Engaged in marketing and trading of natural
                                  gas, power, coal, emission allowances and the generation of electricity.

Name:                             Dynegy Canada Gas Marketing Ltd.
State of Organization:            Alberta Corporation
Nature of business:               Engaged in energy product marketing.

Name:                             701289 Alberta Ltd.
State of Organization:            Alberta corporation
Nature of business:               Formerly held certain of Claimant's Canadian
                                  assets, which assets were sold in 2001.

Name:                             Dynegy Argentina, Inc.
State of Organization:            Delaware
Nature of business:               Dormant.

Name:                             NGC Colombia, Inc.
State of Organization:            Delaware
Nature of business:               Holding company; owns 1.2% of the stock of
                                  NGC Colombia S.A.

Name:                             NGC Colombia S.A.
State of Organization:            Colombia corporation

                                   Appendix-11

Nature of business:                 Dormant.

Name:                               Dynegy Global Liquids, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds interests in entities
                                    conducting Dynegy's international natural gas liquids business.

Name:                               Dynegy Cayman Holdings, Ltd.
State of Organization:              Cayman Islands corporation
Nature of business:                 Holding company; holds interests in entities
                                    conducting Dynegy's international natural gas liquids business and 1.2% of the stock of NGC Colombia S.A.

Name:                               Dynegy Global Liquids (Cayman), Ltd.
State of Organization:              Cayman Islands corporation
Nature of business:                 Owns the Australian Unit Trust in the
                                    Townsville Project; no substantive business operations in 2002.

Name:                               Dynegy Cayman Colombia I, Ltd.
State of Organization:              Cayman Islands corporation
Nature of business:                 Holding company; owns 100% of the stock of
                                    Dynegy Cayman Colombia II, Inc.; no
                                    substantive business operations in 2002.

Name:                               Dynegy Cayman Colombia II, Ltd.
State of Organization:              Cayman Islands corporation
Nature of business:                 Dormant.

Name:                               Dynegy Cayman Colombia III, Ltd.
State of Organization:              Cayman Islands corporation
Nature of business:                 Dormant.

Name:                               Dynegy Cayman Colombia IV, Ltd.
State of Organization:              Cayman Islands corporation

                                   Appendix-12

Location:                           Walker House, Mary Street, George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Dormant.

Name:                               Dynegy Cayman Colombia V, Ltd.
State of Organization:              Cayman Islands corporation
Location:                           Walker House, Mary Street, George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Dormant.

Name:                               Dinamica Integral de Energia Holdings, Ltd.
State of Organization:              Cayman Islands corporation
Location:                           c/o W.S. Walker & Company, Second Floor,
                                    Caledonian House, Mary Street, P.O. Box
                                    265GT, George Town, Grand Cayman, Cayman
                                    Islands
Nature of business:                 Dormant.

Name:                               Destec Labuan Holdings, Ltd.
State of Organization:              Malaysian corporation
Location:                           c/o Baker &McKenziee, 1 Temasek Avenue
                                    #27-01, Millenia Tower, Malaysia 039192
Nature of business:                 Dormant.

Name:                               Energy Infrastructure Overseas, Ltd.
State of Organization:              Republic of Mauritius
Nature of business:                 Claimant holds an indirect 37.5% interest in
                                    this entity which holds a 100% interest in Energy Infrastructure (India), Ltd., an
                                    Indian corporation.

Name:                               Energy Infrastructure (India), Ltd.
State of Organization:              India
Nature of business:                 Minority-interest entity formed in
                                    connection with a joint venture to develop an LPG retail operation in India.


Name:                               Dynegy Global Liquids (Bahrain), Ltd.
State of Organization:              Republic of Mauritius
Nature of business:                 Formed in connection with a potential joint
                                    venture that was never completed; no
                                    substantive business operations in 2002.

Name:                               Dynegy Global Liquids (Indonesia), Ltd.
State of Organization:              Republic of Mauritius
Nature of business:                 Holding company; holds a 1% interest in P.T.
                                    Dynegy Indonesia; no substantive business operations in 2002.

Name:                               Dynegy LPG Services, Ltd.

                                   Appendix-13

State of Organization:              Republic of Mauritius
Nature of business:                 Holding company; holds a 99% interest in
                                    P.T. Dynegy Indonesia; no substantive
                                    business operations in 2002.

Name:                               P.T. Dynegy Indonesia
State of Organization:              Republic of Indonesia
Nature of business:                 Formed in relation to a potential joint
                                    venture in Indonesia which never
                                    materialized; no substantive business
                                    operations in 2002.

Name:                               Dynegy Luxembourg Holdings S.A.R.L.
State of Organization:              Luxembourg Company
Nature of business:                 Finance company.

Name:                               Dynegy Mexico, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; owns 100% of the stock of
                                    Dynegy Mexico, S.A. de C.V. and 1.4% of the stock of NGC Colombia S.A.; no substantive business operations in 2002.

Name:                               Dynegy Mexico, S.A. de C.V.
State of Organization:              Mexico corporation
Nature of business:                 Dormant.

Name:                               Dynegy Pty Limited
State of Organization:              Australian corporation
Location:                           Level 17, 2 Chifley Square, Syndey, NSW 2000
Nature of business:                 Dormant.

Name:                               Dynegy Holdings Limited
State of Organization:              UK ltd. corp.
Nature of business:                 Holding company; holds interests in entities
                                    conducting the Claimant's UK energy
                                    operations.

Name:                               Dynegy Europe Limited
State of Organization:              UK limited corporation
Location:                           England and Wales
Nature of business:                 Holding company; holds interests in entities
                                    conducting the Claimant's UK energy
                                    operations.

Name:                               Dynegy UK Limited
State of Organization:              UK limited corporation
Location:                           First Floor, 4 Grosvenor Place, London,
                                    England SW1X7HJ

                                   Appendix-14

Nature of business:                     Engaged international marketing and
                                        trading business.

Name:                                   Dynegy Global Finance Limited
State of Organization:                  UK limited corporation
Nature of business:                     Finance company in UK.

Name:                                   Dynegy Norway Limited
State of Organization:                  UL limited corporation
Location:                               England and Wales
Nature of business:                     UK trading company.

Name:                                   Dynegy Trading Services Limited
State of Organization:                  UK ltd. corp.
Nature of business:                     Dormant.

Name:                                   Dynegy Investment Limited
State of Organization:                  UK ltd. corp.
Nature of business:                     Dormant.

Name:                                   Dynegy Upper Holdings, LLC
State of Organization:                  Delaware
Nature of business:                     Holding company; holds 100% of the
                                        membership interests of Dynegy Holding
                                        Company, LLC (no initial capital
                                        contribution).

Name:                                   Dynegy Holding Company, L.L.C.
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds interests in
                                        various marketing and midstream services entities.

Name:                                   DMS LP, Inc.
State of Organization:                  Delaware
Nature of business:                     Holding company; holds interests in
                                        various marketing and midstream services entities.

Name:                                   Dynegy Midstream G.P., Inc.
State of Organization:                  Delaware
Nature of business:                     Holding company; holds general partner
                                        interest in owner of natural gas
                                        processing facility.

Name:                                   Dynegy Operating Partners L.P.
State of Organization:                  Delaware
Nature of business:                     Holding company; holds 100% interest in
                                        Dynegy DMS Holdings GP LLC and 96.6%
                                        interest in Dynegy DMS Holdings LP.

                                  Appendix-15

Name:                                   Dynegy DMS Holdings GP LLC
State of Organization:                  Delaware
Nature of business:                     Holds 3.4% general partnership interest
                                        in Dynegy DMS Holdings LP; no
                                        substantive business operations in 2002.

Name:                                   Dynegy DMS Holdings LP
State of Organization:                  Delaware
Nature of business:                     Formed in connection with potential
                                        master limited partnership transaction;
                                        no substantive business operations in
                                        2002.

Name:                                   Dynegy DEP GP LLC
State of Organization:                  Delaware
Nature of business:                     Holding company; holds a 2% general
                                        partnership interest in Dynegy Energy
                                        Partners L.P. and a 100% membership
                                        interest in Dynegy Operating GP LLC; no
                                        substantive business operations in 2002.

Name:                                   Dynegy Operating GP LLC
State of Organization:                  Delaware
Nature of business:                     Formed in connection with potential
                                        master limited partnership transaction;
                                        no substantive business operations in
                                        2002.

Name:                                   Dynegy Energy Partners L.P.
State of Organization:                  Delaware
Nature of business:                     Formed in connection with potential
                                        master limited partnership transaction;
                                        no substantive business operations in
                                        2002.

Name:                                   Dynegy DEP LP LLC
State of Organization:                  Delaware
Nature of business:                     Formed in connection with potential
                                        master limited partnership transaction;
                                        no substantive business operations in
                                        2002.

Name:                                   Dynegy DMS GP LLC
State of Organization:                  Delaware
Nature of business:                     Formed in connection with potential
                                        master limited partnership transaction;
                                        no substantive business operations in
                                        2002.

Name:                                   Dynegy Power Marketing, Inc.
State of Organization:                  Texas
Nature of business:                     Engaged in wholesale power marketing
                                        business.

Name:                                   NGC Corporation
State of Organization:                  Delaware
Nature of business:                     Dormant.

Name:                                   Dynegy Midstream Services, Limited
                                        Partnership
State of Organization:                  Delaware (limited partnership)
Nature of business:                     Owns and operates natural gas processing
                                        facility; also holds interests in
                                        various natural gas processing and
                                        natural gas liquids entities.

Name:                                   Venice Energy Services Company, L.L.C.

                                  Appendix-16

State of Organization:                  Delaware (limited liability company)
Nature of business:                     Limited liability company in which the
                                        Claimant has an indirect 22.8958%
                                        interest; owns and operates a natural
                                        gas processing, extraction,
                                        fractionation and storage facility
                                        located in Louisiana.

Name:                                   Venice Gathering System, L.L.C.
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Limited liability company in which the
                                        Claimant has an indirect 22.8958%
                                        interest; owns a pipeline system that
                                        supplies Venice Energy Services Company,
                                        L.L.C.

Name:                                   Hackberry LNG Terminal, L.L.C.
State of Organization:                  Delaware (limited liability company
Nature of business:                     Formed to develop a liquified  natural
                                        gas terminal in Hackberry, Louisiana.

Name:                                   Versado Gas Processors, L.L.C.
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Joint venture formed to pursue gas
                                        opportunities in New Mexico.

Name:                                   Downstream Energy Ventures Co., L.L.C.
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds general partner
                                        interest in owner of a natural gas
                                        liquids fractionation facility.

Name:                                   Cedar Bayou Fractionators, L.P.
State of Organization:                  Delaware (limited partnership)
Nature of business:                     Limited partnership in which the
                                        Claimant has an indirect 88% interest;
                                        engaged in providing fractionation
                                        services for third-party owned natural
                                        gas liquids.

Name:                                   Midstream Barge Company, L.L.C.
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Owns and leases barges used in natural
                                        gas liquids business.

Name:                                   Dynegy Liquids G.P., L.L.C.
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 1% interest in
                                        Dynegy Liquids Marketing and Trade.

                                  Appendix-17

Name:                                   Dynegy Liquids Marketing and Trade
State of Organization:                  Delaware (general partnership)
Nature of business:                     Purchases, sells and trades natural gas
                                        liquids and related products.

Name:                                   Gulf Coast Fractionators
State of Organization:                  Texas (general partnership)
Nature of business:                     Partnership in which the Claimant has an
                                        indirect 38.75% interest; owns a
                                        fractionation facility located in Texas.

Name:                                   Bradshaw Gathering System
State of Organization:                  Texas (general partnership)
Nature of business:                     Provides natural gas gathering services.

Name:                                   Dynegy Regulated Holdings, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds interests in
                                        various entities engaged in the natural
                                        gas liquids business.

Name:                                   Dynegy OPI, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Dormant.

Name:                                   Dynegy NGL Pipeline Company, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Owns interstate natural gas pipeline
                                        from Texas to Louisiana.

Name:                                   Dynegy Intrastate Pipeline, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Owns intrastate natural gas pipeline in
                                        Texas.

Name:                                   Warren Petroleum Company, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Dormant.

Name:                                   Hackberry LNG Supply, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Dormant.

Name:                                   Dynegy Energy Pipeline Company, LLC
State of Organization:                  Delaware
Nature of business:                     Formed to hold two regulated pipelines
                                        that have not yet been transferred; no
                                        substantive business operations in 2002.

                                   Appendix-18

Name:                                   DMT Holdings, Inc.
State of Organization:                  Delaware
Nature of business:                     Holding company; holds interests in
                                        various energy and investment companies.

Name:                                   NGC Storage, Inc.
State of Organization:                  Delaware
Nature of business:                     Dormant.

Name:                                   Natural Gas Clearinghouse, Inc.
State of Organization:                  Delaware
Nature of business:                     Provides natural gas marketing and
                                        related services.

Name:                                   DGPI Inc.
State of Organization:                  Delaware
Nature of business:                     Contingent liability risk management
                                        company.

Name:                                   Dynegy Gas Transportation, Inc.
State of Organization:                  Delaware
Nature of business:                     Nominal holder of transportation
                                        contracts; no substantive business
                                        operations in 2002.

Name:                                   Dynegy Consulting Services, Inc.
State of Organization:                  Delaware
Nature of business:                     Provides consulting services to third
                                        parties and holds other interests.

Name:                                   Dynegy Technology Capital Corp.
State of Organization:                  Delaware
Nature of business:                     Formed to make technology investments.

Name:                                   Dynegydirect Inc.
State of Organization:                  Delaware
Nature of business:                     Nominal holder of certain rights
                                        relating to the Claimant's former
                                        on-line trading portal; no substantive
                                        business operations in 2002.

Name:                                   Dynegy Energy Services, Inc.
State of Organization:                  Delaware
Nature of business:                     Retail power marketer.

Name:                                   SouthStar Energy Services LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Retail gas company in which the Claimant
                                        has an indirect 20% interest.

                                  Appendix-19

Name:                                   Illinois Power Energy, Inc.
State of Organization:                  Delaware
Nature of business:                     Formed to perform retail power sales in
                                        Illinois; no substantive business
                                        operations in 2002.

Name:                                   DEM GP, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 3% general
                                        partner interest in Dynegy Energy
                                        Marketing, LP.

Name:                                   DEM LP, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 97% limited
                                        partner interest in Dynegy Energy
                                        Marketing, LP.

Name:                                   Dynegy Energy Marketing, LP
State of Organization:                  Delaware (limited partnership)
Nature of business:                     Formed to sell electricity and related
                                        services to retail electricity
                                        customers.

Name:                                   Dynegy Strategic Investments LP, Inc.
State of Organization:                  Delaware
Nature of business:                     Holding company; holds 99% limited
                                        partner interest in Dynegy Strategic
                                        Investments, LP (no initial capital
                                        contribution).

Name:                                   Dynegy Strategic Investments GP, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 1% general
                                        partner interest in Dynegy Strategic
                                        Investments, LP (no initial capital
                                        contribution).

Name:                                   Dynegy Strategic Investments, L.P.
State of Organization:                  Delaware (limited partnership)
Nature of business:                     Formed to invest in venture capital and
                                        third party opportunities; no
                                        substantive business operations in 2002.

Name:                                   Dynegy Storage Technology and Services,
                                        Inc.
State of Organization:                  Delaware
Nature of business:                     Holding company; holds 99% limited
                                        partner interests in Dynegy Storage
                                        Technology and Services, L.P. (no
                                        initial capital contribution).

Name:                                   Dynegy Storage Technology and Services,
                                        GP, LLC

                                  Appendix-20

State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 1% general
                                        partner interest in Dynegy Storage
                                        Technology and Services, L.P. (no
                                        initial capital contribution).

Name:                                   Dynegy Storage Technology and Services,
                                        L.P.
State of Organization:                  Delaware (limited partnership)
Nature of business:                     Formed to invest in venture capital and
                                        third party opportunities; no
                                        substantive business operations in 2002.

Name:                                   DMT L.P., LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 97% limited
                                        partner interest in DMT Holdings, LP.

Name:                                   DMT G.P., LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 3% general
                                        partner interest in DMT Holdings, LP.

Name:                                   DMT Holdings, LP
State of Organization:                  Delaware (limited partnership)
Nature of business:                     Holding company; holds interests in
                                        various marketing and trading companies.

Name:                                   Dynegy Broadband Marketing and Trade
State of Organization:                  Delaware (general partnership)
Nature of business:                     Engaged in marketing and trading of
                                        broadband.

Name:                                   Dynegy Marketing and Trade
State of Organization:                  Colorado (general partnership)
Nature of business:                     Engaged in marketing and trading of
                                        natural gas, power, coal, emission
                                        allowances and the generation of
                                        electricity.

Name:                                   Dynegy Coal Trading & Transportation,
                                        L.L.C.
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Arranges fuel supply for affiliated
                                        coal-fired generation facilities.

Name:                                   Nicor Energy, L.L.C.
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Limited  liability  company in which the
                                        Claimant has an indirect 50% interest;
                                        engaged in business of providing retail
                                        gas and electric services.

                                  Appendix-21

Name:                                   DMT Supply Holdings, LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 100% of interests
                                        in DMT Supply Holdings Grantor Trust.

Name:                                   Dynegy Supply Holdings Grantor Trust
State of Organization:                  Delaware business trust
Nature of business:                     Holding company; holds 99% limited
                                        partnership interest in DMT Supply, LP
                                        (no initial capital contribution).

Name:                                   DMT Supply, LLC
State of Organization:                  Delaware
Nature of business:                     Holding company; holds 1% general
                                        partnership interest in DMT Supply. LP.

Name:                                   DMT Supply, LP
State of Organization:                  Delaware (limited partnership)
Nature of business:                     Entity formed to engage in natural gas
                                        delivery and operations.

Name:                                   DMG Enterprises, Inc.
State of Organization:                  Delaware
Nature of business:                     Holding company; holds 100% membership
                                        interest in Havana Dock Enterprises,
                                        LLC.

Name:                                   Havana Dock Enterprises, LLC
State of Organization:                  Delaware
Nature of business:                     Owns a coal transfer and handling
                                        facility.

Name:                                   Dynegy GP Inc.
State of Organization:                  Delaware
Nature of business:                     Holding company;  holds interests in
                                        various marketing and trading entities;
                                        no substantive business operations in
                                        2002.

Name:                                   Dynegy Administrative Services Company
State of Organization:                  Delaware
Nature of business:                     Holding company for contingent
                                        liability risk management companies.

Name:                                   NIPC, Inc.
State of Organization:                  Texas
Nature of business:                     Contingent liability risk management
                                        company.

                                  Appendix-22

Name:                                   Dynegy I.T., Inc.
State of Organization:                  Delaware
Nature of business:                     Nominal holder of various intellectual
                                        property licenses for different
                                        locations; no substantive business
                                        operations in 2002.

Name:                                   DFS L.P., LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 97% limited
                                        partner interest in Dynegy Financial
                                        Services, LP (initial capital
                                        contribution of $970).

Name:                                   DFS G.P., LLC
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Holding company; holds 3% general
                                        partner interest in Dynegy Financial
                                        Services, LP (initial capital
                                        contribution of $30).

Name:                                   Dynegy Financial Services, LP
State of Organization:                  Delaware (limited partnership)
Nature of business:                     Provides cash collection, credit, and
                                        accounts receivables factoring services.

Name:                                   Dynegy Catlin Member, Inc.
State of Organization:                  Delaware
Nature of business:                     Holding company; holds indirect
                                        interests in Midwest power generation
                                        assets.

Name:                                   Catlin Associates, L.L.C.
State of Organization:                  Delaware (limited liability company)
Nature of business:                     Financial entity in which claimant holds
                                        a 10% indirect interest.

Name:                                   Dynegy Midwest Generation, Inc.
State of Organization:                  Delaware
Nature of business:                     Owner of power generation facilities.

Name:                                   Black Thunder Member, Inc.
State of Organization:                  Delaware
Nature of business:                     Project entity formed for the purpose of
                                        a structured financing transaction; no
                                        substantive business operations in 2002.

Name:                                   MCTJ Holding Co., LLC
State of Organization:                  Delaware
Nature of business:                     Acquired in connection with acquisition
                                        of Northern Natural Gas Company, which
                                        was later sold; holds the stock NNGC
                                        Holding Co., LLC.

                                  Appendix-23

Name:                                   NNGC Holding Co., LLC
State of Organization:                  Delaware
Nature of business:                     Acquired in connection with acquisition
                                        of Northern Natural Gas Company; held
                                        the stock of Northern Natural Gas
                                        Company

Name:                                   CoGen Lyondell, Inc.
State of Organization:                  Texas
Nature of business:                     Owner of power generation facilities
                                        (QF) selling at wholesale.

Name:                                   CEC Prime, Inc.
State of Organization:                  Delaware
Nature of business:                     Dormant.

Name:                                   Dynegy Engineering, Inc.
State of Organization:                  Texas
Nature of business:                     Performs engineering work for Dynegy
                                        power generation project.

Name:                                   Dynegy Management, Inc.
State of Organization:                  Delaware
Nature of business:                     Limited partner of entity providing
                                        business management services.

Name:                                   Dynegy Services, Inc.
State of Organization:                  Delaware
Nature of business:                     General partner of entity providing
                                        business management services.

Name:                                   Dynegy Power Management Services, L.P.
State of Organization:                  Delaware (limited partnership)
Nature of business:                     Provides business management services to
                                        generation facility owners which are
                                        owned wholly or jointly by Dynegy
                                        entities.

Name:                                   Dynegy Operating Company
State of Organization:                  Texas
Nature of business:                     Performs operating and maintenance
                                        services for generation facilities which are owned wholly or jointly by Dynegy entities.

Name:                                   Dynegy Power Management Services, Inc.
State of Organization:                  Texas
Nature of business:                     Provides administrative services to
                                        Dynegy entities.

Name:                                   Dynegy Parts and Technical Services,
                                        Inc.

                                  Appendix-24

State of Organization:              Texas
Nature of business:                 Provides parts and technical services
                                    relating to combustion turbines for Dynegy entities.

Name:                               Dynegy Power Project I, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Dormant.

Name:                               Dynegy Power Project II, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Dormant.

Name:                               HEP CoGen, Inc.
State of Organization:              Texas
Nature of business:                 Dormant.

Name:                               Northway CoGen, Inc.
State of Organization:              Texas
Nature of business:                 Dormant.

Name:                               Dynegy Global Communications Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds interests in various
                                    global communications entities with no
                                    public utility assets and no public utility subsidiaries or affiliates as defined under the Act.

Name:                               Dynegy Europe Communications Holdings, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds interests in various
                                    global communications entities.

Name:                               Dynegy Europe Communications I, LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Holding company (1% general partner
                                    interest) in DEC Communications C.V.
                                    (initial capital contribution of 250 shares of Dynegy Europe Communications I B.V. (at one Euro per share) plus promissory note obligations of approximately 271,020
                                    Pounds).

Name:                               Dynegy Europe Communications II, LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Holding company (1% general partner
                                    interest) in DEC Communications C.V.
                                    (initial capital contribution of 250 shares of Dynegy Europe

                                   Appendix-25

                                    Communications I B.V. (at one Euro per
                                    share) plus promissory note obligations of approximately 271,020 Pounds).

Name:                               DEC Communications C.V.
State of Organization:              Netherlands
Nature of business:                 Holding company; holds 100% of interests in
                                    Dynegy Europe Communications I B.V. (25,000 shares at one Euro per share).

Name:                               Dynegy Europe Communications I B.V.
State of Organization:              Netherlands company
Nature of business:                 Holding company; holds 100% of interests in
                                    Dynegy Europe Communications II B.V (46,000 shares at one Euro per share).

Name:                               Dynegy Europe Communications II B.V.
State of Organization:              Netherlands company
Nature of business:                 Holding company; holds interest in various
                                    global communications entities; also engaged in business of providing long-haul broadband network services.

Name:                               Dynegy Belgium Communications Sprl
State of Organization:              Belgium Corp.
Nature of business:                 Engaged in business of providing long-haul
                                    broadband network services.

Name:                               Dynegy Austria Communications GmbH
State of Organization:              Austrian company
Location:                           A-1010 Wien. Rotenturmstrassee 13
Nature of business:                 Engaged in business of providing long-haul
                                    broadband network services.

Name:                               Dynegy Germany Communications GmbH
State of Organization:              Germany Corp.
Nature of business:                 Engaged in business of providing long-haul
                                    broadband network services.

Name:                               Dynegy France Communications SARL
State of Organization:              France Corp.
Nature of business:                 Engaged in business of providing long-haul
                                    broadband network services.

Name:                               Dynegy Switzerland Communications Sarl
State of Organization:              Switzerland Corp.

                                   Appendix-26

Nature of business:                 Engaged in business of providing long-haul
                                    broadband network services.

Name:                               Dynegy Spain Communications S.L.
State of Organization:              Spain Corp.
Nature of business:                 Engaged in business of providing long-haul
                                    broadband network services.

Name:                               Dynegy Italy Communications Srl
State of Organization:              Italy Corp.
Nature of business:                 Engaged in business of providing long-haul
                                    broadband network services.

Name:                               Dynegy Europe Communications Holdings
                                    Limited
State of Organization:              UK limited corporation
Nature of business:                 Holding company; holds 100% of interests in
                                    Dynegy UK Communications Ltd. (100 shares at
                                    1 Pound per share).

Name:                               Dynegy Europe Communications Limited
State of Organization:              UK limited corporation
Nature of business:                 Form to engage in business of providing
                                    long-haul broadband network services.

Name:                               Dynegy UK Communications Limited
State of Organization:              UK limited corp.
Nature of business:                 Engaged in the business of providing
                                    long-haul broadband network services.

Name:                               DGC Leasing, LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Leases European telecommunications network
                                    assets.

Name:                               Mantiss Information Corporation
State of Organization:              Delaware
Nature of business:                 Holding company; holds 10% limited partner
                                    interest in Dynegy Connect, L.P.
                                    (contributed $23,257,032 for 3,100,938
                                    units).

Name:                               Dynegy Connect GP, Inc.
State of Organization:              Delaware
Nature of business:                 Holding company; holds 1% general partner
                                    interest in Dynegy Connect, L.P.
                                    (contributed $2,325,703 for 310,094 units).

                                   Appendix-27

Name:                               Dynegy Connect, L.P.
State of Organization:              Delaware (limited partnership)
Nature of business:                 Conducts long-haul broadband network
                                    business.

Name:                               Dynegy Asia Communications, Ltd.
State of Organization:              Hong Kong company
Nature of business:                 Holding company; holds 100% of interests in
                                    Extant Information Technology (Shenzen)
                                    Company Limited.

Name:                               Extant Information Technology (Shenzen)
                                    Company Limited
State of Organization:              China
Nature of business:                 Operator of Asian data services business.

Name:                               Mantiss, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed to engage in international
                                    telecommunications business; no substantive business operations in 2002.

Name:                               Mantiss Software Solutions India Private
                                    Ltd.
State of Organization:              India
Nature of business:                 Formed for development of software; no
                                    substantive business operations in 2002.

Name:                               DCP Leasing, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Leases European telecommunications network
                                    assets.

Name:                               Dynegy Communications Clearinghouse, Inc.
State of Organization:              Delaware
Nature of business:                 Holds telecommunications license.

Name:                               Dynegy CLEC Communications (Virginia), Inc.
State of Organization:              Virginia
Nature of business:                 Holds telecommunications license; no
                                    substantive business operations in 2002.

Name:                               Dynegy Government Services, Inc.
State of Organization:              Delaware
Nature of business:                 Formed to enter into governmental contracts;
                                    no substantive business operations in 2002.

                                   Appendix-28

Name:                               Dynegy Voice Communications, Inc.
State of Organization:              Delaware
Nature of business:                 Formed to enter into business related to
                                    voice communications; no substantive
                                    business operations in 2002.

Name:                               Illinova Corporation
State of Organization:              Illinois
Nature of business:                 Public utility holding company (holds common
                                    stock and approximately 73% of the preferred stock of Illinois Power Company).

Name:                               Illinova Generating Company
State of Organization:              Illinois
Nature of business:                 Develops and operates independent power
                                    projects.

Name:                               IGC Grimes County, Inc.
State of Organization:              Illinois
Nature of business:                 Holding company; holds 0.2% general partner
                                    interest in Tenaska Frontier Partners.

Name:                               IGC Grimes Frontier, Inc.
State of Organization:              Illinois
Nature of business:                 Holding company; holds 19.8% limited partner
                                    interest in Tenaska Frontier Partners.

Name:                               Tenaska Frontier Partners
State of Organization:              Delaware (limited partnership)
Nature of business:                 Limited Partnership in which the Claimant
                                    has a 20% indirect interest; owns a
                                    wholesale power project (under
                                    development/construction).

Name:                               Illinova Resource Recovery, Inc.
State of Organization:              Illinois
Nature of business:                 Dormant.

Name:                               IGC Krishnapatnam Company
State of Organization:              Illinois
Nature of business:                 Dormant.

Name:                               IPG Ferndale, Inc.
State of Organization:              Illinois
Nature of business:                 Holding company; holds 5% general partner
                                    interest in Teneska Washington Partners.

Name:                               IPG Paris, Inc.

                                   Appendix-29

State of Organization:              Illinois
Nature of business:                 Holding company; holds 15% limited partner
                                    interest in Tenaska III Partners, Ltd. and
                                    100% of stock in Charter Oak (Paris), Inc.

Name:                               Charter Oak (Paris), Inc.
State of Organization:              Connecticut
Nature of business:                 Holding company; holds 25% limited partner
                                    interest in Tenaska III Partners, Ltd.

Name:                               Tenaska Washington Partners
State of Organization:              Washington (limited partnership)
Nature of business:                 Limited partnership in which the Claimant
                                    has an indirect 5% interest; owns a
                                    wholesale power project (currently under development/construction).

Name:                               Tenaska III Partners, Ltd.
State of Organization:              Texas (limited partnership)
Nature of business:                 Limited partnership in which the Claimant
                                    has an indirect 40% interest; owns a 40% limited partner interest in the owner of a wholesale power project (currently under development/construction).

Name:                               Tenaska III Texas Partners
State of Organization:              Texas (general partnership)
Nature of business:                 Limited partnership in which the Claimant
                                    has an indirect 16% interest; owns a
                                    wholesale power project (currently under development/construction).

Name:                               COE (Gencoe) Corp.
State of Organization:              Connecticut
Nature of business:                 Corporation in which the Claimant has an
                                    indirect 49% ownership interest; holds 20.1% interest in each of IGC (UK) Corp. and COE
                                    (UK) Corp.

Name:                               IGC (UK) Corp.
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               COE (UK) Corp.
State of Organization:              Connecticut
Nature of business:                 Dormant.

Name:                               IGC Maranon LLC
State of Organization:              Cayman Islands (limited liability company)

                                   Appendix-30

Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Dormant.

Name:                               Maranon I, LLC
State of Organization:              Cayman Islands (limited liability company)
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Dormant.

Name:                               Maranon II, LLC
State of Organization:              Cayman Islands (limited liability company)
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Dormant.

Name:                               Maranon III, LLC
State of Organization:              Cayman Islands (limited liability company)
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Dormant.

Name:                               IGC (Gencoe) Corp.
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               IGC Global, Inc.
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Holding company; holds 100% of the interests
                                    in IGC International, Inc. (2,602.2 shares for a total investment of $29,440,197).

Name:                               ECI Energy Ltd.
State of Organization:              Delaware
Nature of business:                 Dormant.

Name:                               Illinois Power Company

                                   Appendix-31

State of Organization:              Illinois
Nature of business:                 Natural gas and electric utility company.

Name:                               IP Gas Supply Company
State of Organization:              Illinois
Nature of business:                 Gas exploration company.

Name:                               Illinois Power Capital LP
State of Organization:              Delaware (limited partnership)
Nature of business:                 Dormant.

Name:                               Illinois Power Special Purpose Trust
State of Organization:              Delaware (business trust)
Nature of business:                 A Delaware business trust whose sole owner
                                    is Illinois Power Securitization Limited
                                    Liability Company. Formed to issue
                                    Transitional Funding Trust Notes as allowed by the 1997 Electric Utility Transition
                                    Funding Law; special purpose entity whose results are consolidated with those of Illinois Power Company.

Name:                               Illinois Power Securitization Limited
                                    Liability Company
State of Organization:              Delaware
Nature of business:                 Granted rights of intangible transition
                                    property created by Illinois Commerce
                                    Commission as part of the 1997 Electric
                                    Utility Transition Funding Law; special
                                    purpose entity whose results are
                                    consolidated with those of Illinois Power
                                    Company.

Name:                               Illinois Power Financing I
State of Organization:              Delaware (statutory business trust)
Nature of business:                 Statutory business trust in which Illinois
                                    Power serves as a sponsor; dormant.

Name:                               Illinois Power Financing II
State of Organization:              Delaware (statutory business trust)
Nature of business:                 Statutory business trust in which Illinois
                                    Power serves as a sponsor; dormant.

Name:                               Illinois Power Transmission Company, LLC
State of Organization:              Delaware (limited liability company)
Nature of business:                 Dormant.

Name:                               Illinova Energy Partners, Inc.
State of Organization:              Delaware
Nature of business:                 Markets energy and energy-related services
                                    in United States and Canada.

                                   Appendix-32

Name:                               Illinova Electric Partners, Inc.
State of Organization:              Illinois
Nature of business:                 Dormant.

Name:                               EMC Gas Transmission Co.
State of Organization:              Oklahoma
Nature of business:                 Engaged in retail sales of natural gas to
                                    customers in Michigan.

Name:                               Illinova Insurance Company
State of Organization:              Vermont
Nature of business:                 Captive insurance company.

Name:                               Illinova Business Enterprises, Inc.
State of Organization:              Illinois
Nature of business:                 Formed to engage in miscellaneous
                                    unregulated business activities; no
                                    substantive business operations in 2002.

Name:                               Dynegy Customer Care, L.L.C.
State of Organization:              Delaware (limited liability company)
Nature of business:                 Formed to provide customer services to
                                    Illinois Power Company and others.

Name:                               IGC International, Inc.
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Grand
                                    Cayman, Cayman Islands, British West Indies
Nature of business:                 Holding company.

Name:                               IGC International II, Inc.
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Holding company.

Name:                               IGC (Wind) LLC
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Owner of power project.

Name:                               Generacion Eolica Trust

                                   Appendix-33

State of Organization:              Costa Rica (Trust)
Nature of business:                 Holding company; holds 1% interest in
                                    Generacion Eolica Ltda.

Name:                               Generacion Eolica, Ltda.
State of Organization:              Costa Rica (limited liability company)
Nature of business:                 Holding company; holds 35% interest in
                                    Plantas Eolicas S. de R.L.

Name:                               Fuerza Electrica de Latinoamerica, LLC
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Dormant.

Name:                               IGC Chorrera, LLC
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Holding company; holds 50% interest in owner
                                    of generation facilities in Panama (EWG).

Name:                               IGC-ERI Pan-Am Thermal Generating, Ltd.
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Holding company; holds interests in IGC-ERI
                                    Thermal Generating Finco, Ltd.

Name:                               IGC ELCO Partnership, LLC
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Holding company; holds 66.67% interest in
                                    ELCO Power Investment Co., LLC and 15.2% interest in Electricida de Cortes de R.L. de
                                    C.V. (ELCOSA).

Name:                               ELCO Power Investment Co., LLC
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands

                                   Appendix-34

Nature of business:                 Holding company; holds 10% interest in
                                    Electricida de Cortes de R.L. de C.V.
                                    (ELCOSA) (107,310 shares for a total
                                    investment of approximately $16 million).

Name:                               IGC Jamaica Partnership, LLC
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Holding company; holds 17.75% interest in
                                    Doctor Bird Power Company.

Name:                               Doctor Bird Power Company
State of Organization:              St. Lucia
Nature of business:                 Holding company in which the Claimant has an
                                    indirect 17.75% interest; holds interests in international power project entity.

Name:                               IGC Uch, LLC
State of Organization:              Cayman Islands
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Holding company; holds interests in
                                    international power project entities.

Name:                               Tenaska Illinois Generating International,
                                    LDC
State of Organization:              Cayman Islands in which Claimant has an
                                    indirect 50% interest
Location:                           c/o Maples and Calder, P.O. Box 309, Ugland
                                    House, South Church Street. George Town,
                                    Grand Cayman, Cayman Islands
Nature of business:                 Holding company in which the Claimant has an
                                    indirect 50% interest; holds 98% interest in Teneska UPL (L) Corporation.

Name:                               Tenaska UPL (L) Corporation
State of Organization:              Malaysia
Nature of business:                 Holding company; holds approximate 30%
                                    interests in international power project holding companies.

Name:                               UPLHC-I, LDC
State of Organization:              Pakistan

                                   Appendix-35

Nature of business:                 Holding company in which the Claimant has an
                                    indirect 15.17% interest; holds 99% interest in UCH Power Limited.

Name:                               UPLHC-II, LDC
State of Organization:              Pakistan
Nature of business:                 Holding company in which the Claimant has an
                                    indirect 15.17% interest; holds 1% interest in UCH Power Limited.

Name:                               Illinova ZJXC Company
State of Organization:              Mauritius
Location:                           B.C.M. (Secretaries) Ltd., 6th floor, Cerne
                                    House, Chaussee, Port Louis, Mauritus
Nature of business:                 Holding company; holds 60% interest in
                                    Zhejang Xinchang- IGC Power Co., Ltd.

Name:                               Zhejang Xinchang-IGC Power Co., Ltd.
State of Organization:              China (Sino-foreign JV)
Nature of business:                 Electric power plant in which the Claimant
                                    has an indirect 60% passive interest.

Name:                               IGC Mauritius Holding Company, Ltd.
State of Organization:              Mauritius
Location:                           B.C.M. (Secretaries) Ltd., 6th floor, Cerne
                                    House, Chaussee, Port Louis, Mauritus
Nature of business:                 Holding company.

Name:                               IGC-STI Guna Company
State of Organization:              Mauritius
Location:                           B.C.M. (Secretaries) Ltd., 6th floor, Cerne
                                    House, Chaussee, Port Louis, Mauritus
Nature of business:                 Dormant.

Name:                               IGC Mauritius International Company
State of Organization:              Mauritius
Location:                           B.C.M. (Secretaries) Ltd., 6th floor, Cerne
                                    House, Chaussee, Port Louis, Mauritus
Nature of business:                 Holding company; holds 90% interest in
                                    Zhuzhou Nangang Cogeneration Power Co., Ltd.

Name:                               Zhuzhou Nangang Cogeneration Power Co., Ltd.
State of Organization:              China (Sino-foreign JV)
Nature of business:                 Electric power plant in which the Claimant
                                    has an indirect 90% passive interest.

                                   Appendix-36